                                               Filed Pursuant to Rule 424(b)(5)
                                               Registration File No.: 333-109714

          Prospectus Supplement to Prospectus dated October 23, 2003.


                             2,600,000 Common Units
                    Representing Limited Partner Interests

                        [SUBURBAN PROPANE LOGO OMITTED]

                         SUBURBAN PROPANE PARTNERS, L.P.

                                 --------------

     We are offering 2,600,000 common units representing limited partner interests in Suburban Propane Partners, L.P. Concurrently with this offering, we are offering in a private placement $150.0 million aggregate principal amount of our senior notes due 2013. This offering of common units is not contingent upon our planned concurrent private placement of senior notes.

     The common units are listed on the New York Stock Exchange under the symbol "SPH." The last reported sale price of the common units on December 10, 2003 was $30.90 per common unit.

     See "Risk Factors" beginning on page S-10 of this prospectus supplement and page 3 of the accompanying prospectus to read about factors you should consider before buying the common units.

                                --------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                --------------

                                                                 Per Common Unit       Total
                                                                 ---------------  --------------
Initial price to public .......................................      $ 30.90       $80,340,000
Underwriting discount .........................................      $  1.31       $ 3,406,000
Proceeds, before expenses, to Suburban Propane Partners, L.P. .      $ 29.59       $76,934,000

     To the extent that the underwriters sell more than 2,600,000 common units, the underwriters have the option to purchase up to an additional 390,000 common units from us at the initial price to public less the underwriting discount.

                                --------------
     The underwriters expect to deliver the common units in New York, New York on December 16, 2003.

GOLDMAN, SACHS & CO.
                              WACHOVIA SECURITIES
                                                                   RAYMOND JAMES

                                --------------

                 Prospectus Supplement dated December 10, 2003.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and accompanying prospectus. The summary highlights selected information from the prospectus supplement and accompanying prospectus. As a result, it does not contain all of the information you should consider before investing. You should carefully read this prospectus supplement and accompanying prospectus, including the documents incorporated by reference, which are described under "Where You Can Find More Information" in the accompanying prospectus. Unless the context otherwise requires, references in this prospectus to "Suburban," "we," "us" and "our" refer to Suburban Propane Partners, L.P., its subsidiary operating partnership, Suburban Propane, L.P., and its wholly-owned subsidiaries. References to "Agway Energy" refer collectively to Agway Energy Products LLC, Agway Energy Services, Inc. and Agway Energy Services PA, Inc. In this prospectus supplement and accompanying prospectus, we refer to the acquisition of substantially all of the assets and operations of Agway Energy by Suburban as the "Acquisition."

                           SUBURBAN PROPANE PARTNERS

     We are a national retail and wholesale marketer of propane and related appliances, parts and services. We believe, based on LP/Gas Magazine dated February 2003, that we are the third largest retail marketer of propane in the United States, measured by retail gallons sold in 2002. During the fiscal year ended September 27, 2003, we sold approximately 491.5 million gallons of propane to retail customers and an additional 31.7 million gallons of propane at wholesale to other distributors and large industrial end-users. As of September 27, 2003, we served approximately 750,000 active residential, commercial, industrial and agricultural customers through approximately 320 customer service centers in 40 states. During the 2003 fiscal year, we generated revenues of $771.7 million, EBITDA of $110.0 million and cash flow from operating activities of $57.3 million. After giving effect to the Acquisition, which is described below, for the fiscal year ended September 27, 2003, we would have had pro forma revenues of $1.5 billion, pro forma EBITDA of $150.9 million and pro forma cash flow from operating activities of $72.9 million. See "Summary Historical and Pro Forma Financial and Other Data" for our calculation of EBITDA and Pro Forma EBITDA, as well as a reconciliation of such EBITDA amounts to cash provided by operating activities.

     Our operations are concentrated primarily in the east and west coast regions of the United States. Our geographic diversity reduces our exposure to weather conditions affecting a particular region. We own two propane storage facilities: a 22 million gallon above-ground facility in Elk Grove, California and a 60 million gallon underground facility in Tirzah, South Carolina. We are supplied by approximately 70 oil companies and natural gas processors at more than 180 supply points located in the United States and Canada. Together with our predecessor companies, we have been continuously engaged in the retail propane business since 1928.

     In addition, we own Gas Connection, Inc., which operates twelve HomeTown Hearth & Grill retail stores in the south, northeast and northwest regions of the United States that sell and install natural gas and propane gas grills, fireplaces and related accessories and supplies. We also own Suburban @ Home, Inc., an internally developed heating, ventilation and air conditioning ("HVAC") installation and service business, which operates five locations in the south, northeast and northwest regions of the United States.

                      ACQUISITION OF AGWAY ENERGY ASSETS

     On November 10, 2003, we entered into an asset purchase agreement (the "Purchase Agreement") to acquire substantially all of the assets and operations of Agway Energy for $206.0 million in cash, subject to certain purchase price adjustments. Agway Energy, based in Syracuse, New York, is a leading regional marketer of propane, fuel oil, gasoline and diesel fuel primarily in New York, Pennsylvania, New Jersey and Vermont. We believe, based on LP/Gas Magazine dated February 2003, that Agway Energy is the eighth largest retail propane marketer in the United States, operating through approximately 139 distribution and sales centers. Agway Energy is also one of the leading marketers and distributors of fuel oil in the northeast region of the United States. To complement its core marketing and delivery business, Agway Energy installs and services a wide variety of home comfort equipment, particularly in the area of HVAC. Additionally, to a lesser extent, Agway Energy markets natural gas and electricity in New York and Pennsylvania. For its fiscal year ended June 30, 2003, Agway Energy served more than 400,000 active customers across all of its lines of business and sold approximately 106.3 million gallons of propane and approximately 356.8 million gallons of fuel oil, gasoline and diesel fuel to retail customers for residential, commercial and agricultural applications. For its fiscal year ended June 30, 2003, Agway Energy generated revenues of $686.6 million, EBITDA of $41.1 million and cash flow from operating activities of $19.1 million. See "Agway Energy Selected Financial and Other Data" for our calculation of EBITDA, as well as a reconciliation of EBITDA to cash provided by operating activities.


     We believe the Acquisition is consistent with our business strategy of prudently pursuing acquisitions of retail propane distributors and other energy-related businesses that can complement or supplement our core propane operations. The Acquisition is expected to provide many strategic benefits to us, including:

    o FURTHER STRENGTHENING OUR POSITION IN THE NORTHEAST ENERGY DISTRIBUTION MARKET

      Agway Energy is a well-known propane and fuel oil marketer in the northeast energy market, with approximately 139 distribution and sales centers and more than 400,000 active customers. The Acquisition will significantly expand our presence in the northeast retail propane market. Additionally, Agway Energy's extensive presence in the fuel oil delivery business expands our product offerings in the attractive northeast energy market. The Acquisition provides an opportunity to leverage our existing management expertise and technology to enhance operational efficiencies of our combined business.

    o YIELDING LONG-TERM COST SAVINGS

      The geography of Agway Energy's distribution and service centers overlaps with Suburban's in the northeast market. In the short-term, we expect synergies will come from integrating back office functions, office space and certain field operations. Additionally, we expect to leverage our existing supply relationships to achieve improved purchasing power for the combined entity. Longer-term cost savings are expected to result from utilizing Suburban's information systems, including our truck routing technology, as well as implementing programs for improved asset utilization.

    o ENHANCING OUR EXISTING HVAC BUSINESS

      Agway Energy's HVAC business is more mature than our Suburban @ Home operations and is expected to provide an opportunity to accelerate the growth of this business. In addition, the Acquisition gives us the opportunity to acquire many skilled and experienced service people who can enhance the overall service offering to our existing customer base.

     Agway Energy is comprised of three wholly-owned subsidiaries of Agway, Inc., which is presently a debtor-in-possession under Chapter 11 of the Bankruptcy Code in a bankruptcy proceeding pending before the United States Bankruptcy Court for the Northern District of New York (the "Bankruptcy Court"). Agway Energy is not a Chapter 11 debtor. The Purchase Agreement was filed with the Bankruptcy Court and is incorporated by reference into this prospectus supplement and accompanying prospectus. On November 24, 2003, the Bankruptcy Court approved Agway, Inc.'s motion to establish bid procedures for the sale. Under the Bankruptcy Court order, we were officially designated the "stalking horse," or lead bidder, in a process in which additional bids for the Agway Energy assets and business operations are being solicited for a specified period of time. An auction is currently scheduled for December 18, 2003. If we are the successful bidder at the auction, the closing of the Acquisition is expected to occur shortly following the conclusion of the auction process and upon receipt of necessary regulatory approvals. There can be no assurance that Suburban will ultimately be the successful bidder at the auction or will be able to consummate the Acquisition. We intend to finance the Acquisition through this offering and a concurrent private placement of senior notes. This offering is not contingent on the consummation of the Acquisition. In contrast, although we expect the concurrent private placement of senior notes to close at the time we close the Acquisition, we will not receive the proceeds from that offering if the Acquisition does not close by a specified date. See "The Acquisition" and "Description of Certain Indebtedness."


                             COMPETITIVE STRENGTHS

     We believe we are well positioned to successfully execute our business strategy due to the following competitive strengths:

     STABLE CASH FLOW BUSINESS WITH STRONG FINANCIAL POSITION. The non-discretionary nature of propane usage and our ability to typically pass through commodity price changes to end-users enable us to generate stable cash flows despite fluctuations in weather and commodity prices. To further enhance the stability of our cash flows, we have focused on shifting more costs from fixed to variable, particularly in the areas of compensation, employee benefits and vehicle costs. Our stable cash flows, in combination with the proceeds of equity offerings, have allowed us to reduce our total indebtedness by more than $140.0 million since September of 2000 while maintaining strong cash distribution coverage.

     DIVERSITY OF GEOGRAPHY AND CUSTOMER BASE. Our geographic diversity makes us less sensitive to extreme weather variations in any particular region. In addition, we serve customers in several market segments which also helps to smooth fluctuations in volume from year to year. Industrial and commercial customers, which accounted for approximately 40% of our retail gallons sold in fiscal year 2003, are generally less weather sensitive in their demand for propane. On the other hand, our residential customers, which accounted for approximately 41% of our retail gallons sold in fiscal year 2003, are typically less sensitive to price and the general economic environment.

     FAVORABLE OPERATING FOOTPRINT WITH HIGH PERCENTAGE OF RETAIL SALES. Our operations are primarily located on the east and west coasts of the United States which are characterized by a concentration of higher margin retail customers. For the fiscal year ended September 27, 2003, sales to retail customers represented approximately 94% of our propane gallons sold. High customer density in these regions provides significant economies of scale and allows us to maximize our operating efficiencies.

     DEDICATION TO CUSTOMER SATISFACTION. We maintain an internal focus on customer satisfaction through the implementation of marketing programs and local-level accountability for customer retention. In addition, our compensation plans are based, in part, on the results of a customer satisfaction survey administered quarterly by an independent third party.

     EXPERIENCED MANAGEMENT TEAM WHOSE INCENTIVES ARE DIRECTLY ALIGNED WITH
INVESTORS.   Our management team includes a combination of executives with significant industry experience, complemented by those that bring a broad based business and financial aptitude. Additionally, because our general partner is fully owned by management, management's incentives are directly aligned with our investors. Incentive Distribution Rights of our general partner under our partnership agreement are capped at 15%, compared to up to 50% for other master limited partnerships, which enhances future cash distributions and growth for our common unitholders.


                                 OUR STRATEGY

     Our business strategy is to deliver increasing value to our unitholders through initiatives, both internal and external, that are geared toward achieving sustainable profitable growth and increased quarterly distributions. We pursue this business strategy through a combination of:

    o an internal focus on enhancing customer service, growing and retaining our customer base and improving the efficiency of operations; and

    o acquisitions of businesses to complement or supplement our core propane operations.

     Over the past several years, we have focused on improving the efficiency of our operations and our cost structure, strengthening our balance sheet and distribution coverage and building a platform for growth. We continue to pursue internal growth of our existing propane operations and to foster the growth of related retail and service operations that can benefit from our infrastructure and national presence. We invest in enhancements to our technology infrastructure to increase operating efficiencies and to develop marketing programs and incentive compensation arrangements focused on customer growth and retention. We measure and reward the success of our customer service centers based on a combination of profitability of the individual customer service center, customer growth and satisfaction statistics and asset utilization measures. Additionally, we continuously evaluate our existing facilities to identify opportunities to optimize our return on assets by selectively divesting operations in slower growing markets and seek to reinvest in markets that present more opportunities for growth.

     In addition to our internal growth strategies, we have evaluated several acquisition opportunities both within the propane sector, as well as in other energy-related businesses, in an effort to accelerate our overall growth strategy. Our acquisition strategy is to focus on businesses with a relatively steady cash flow that will either extend our presence in strategically attractive propane markets, complement our existing network of propane operations or provide an opportunity to diversify our operations with other energy-related assets. In this regard, we believe that the Acquisition significantly enhances our position in the northeast propane market and expands our product and service offerings to further support our overall growth objectives.

                              RECENT DEVELOPMENTS

     On December 3, 2003, Suburban announced an intention to increase its quarterly distribution from $0.5875 to $0.60 per common unit. On an annualized basis, the increase would equate to $0.05 per common unit, from $2.35 to $2.40 per common unit. The first distribution at this increased level would be payable in May 2004, with respect to the second fiscal quarter of 2004 at which time, or prior to, the Acquisition is expected to have been completed. This increase is contingent upon the consummation of the Acquisition and declaration by the Board of Supervisors.

                         OUR ORGANIZATIONAL STRUCTURE


     Our limited partners own a single class of limited partner interests, which are represented by the common units. Our general partner, Suburban Energy Services Group LLC, is owned by approximately 40 of our executives and key employees. Our operations are conducted through an operating partnership and its corporate subsidiaries. The following chart shows our organizational structure:


                                               -------------------------------
                                                         Management
                                                        (40 members)
                                               -------------------------------

                                                                       100%


-------------------------------                 -------------------------------
Common Unitholders                                   Suburban Energy
(Limited Partners)                                 Services Group LLC
                                                     (General Partner)
-------------------------------                 -------------------------------
    99.30% limited                                         0.70%
    partner interest                                       general
                                                           partner
                                                           interest


                       ----------------------------------
                        Suburban Propane Partners, L.P.
                          (Master Limited Partnership)
                       ----------------------------------
                                                                        1.0101%
                                                                        general
        98.9899% limited             --------------------------------   partner
        partner interest             Suburban Energy Finance Corp.(1)   interest
                                     --------------------------------


                        -----------------------------
                           Suburban Propane, L.P.(2)
                        -----------------------------


--------------------------------               ------------------------
Suburban Sales and Service, Inc.               Suburban Holdings, Inc.
--------------------------------               ------------------------


---------------------  ---------------------------    -------------------------
Suburban @ Home, Inc.  Suburban Franchising, Inc.      Gas Connections, Inc.(2)
---------------------  ---------------------------    -------------------------



(1) Suburban Energy Finance Corp. is expected to be a joint and several obligor in connection with our private placement of senior notes. It has only nominal assets and does not conduct any operations.

(2) Suburban Propane, L.P., our operating partnership, will hold Agway Energy's propane related assets upon consummation of the Acquisition. Agway Energy's non-propane related assets will be held in one or more wholly-owned subsidiaries of Gas Connection, Inc. upon consummation of the Acquisition.


                             WHERE YOU CAN FIND US


     We maintain our executive offices at 240 Route 10 West, Whippany, New Jersey 07981 and our telephone number at that address is 973-887-5300. Our website is www.suburbanpropane.com. The information on our website is not a part of, and is not incorporated by reference into, this prospectus supplement or the accompanying prospectus.

                                  THE OFFERING

Title.........................   Common units representing limited partner
                                 interests.

Securities Offered............   2,600,000 common units, assuming the
                                 underwriters' over-allotment option is not exercised.

Units Outstanding after
the Offering..................  29,866,767 common units, assuming the underwriters' over-allotment option is not exercised.

                                 If the underwriters' over-allotment option is exercised in full:

                                  o 390,000 additional common units will be
                                    issued; and

                                  o 30,256,767 common units will be
                                    outstanding.

Price.........................   $30.90 for each common unit representing a
                                 limited partner interest.


New York Stock Exchange
 Trading Symbol...............   SPH

Concurrent Offering...........   Concurrently with this offering of common
                                 units, we are offering in a private placement, by means of a separate offering memorandum, $150.0 million aggregate principal amount of our senior notes due 2013. Neither this offering of common units nor our concurrent private placement of senior notes is contingent upon the completion of the other. The private placement of senior notes is, however, contingent on the consummation of the Acquisition.

Use of Proceeds...............   We will receive approximately $75.9 million
                                 from the sale of the common units, or $87.5 million if the underwriters' over-allotment option is exercised in full, in each case, after deducting the underwriting discount and offering expenses. We also expect to receive approximately $145.9 million from our concurrent private placement of senior notes due 2013, after deducting the underwriting discount. We intend to use the net proceeds from this offering and our concurrent private placement of senior notes to fund the purchase price for the Acquisition and related costs and expenses, which we currently estimate to be approximately $214.0 million in the aggregate, and for general partnership purposes, which may include working capital purposes, capital expenditures and debt reduction. This offering of common units is not contingent on the consummation of the Acquisition, and if the Acquisition does not close, we expect to use the net proceeds from this offering for the other purposes listed in the preceding sentence, including the repayment of our next annual principal installment of $42.5 million due June 30, 2004 under our 7.54% senior notes due 2011. In contrast, although we expect the concurrent private placement of senior notes to close at the time we close the Acquisition, we will not receive the proceeds from that offering if the Acquisition does not close by a specified date. See "Use of Proceeds."



                   RATIO OF TAXABLE INCOME TO DISTRIBUTIONS

     We estimate that if you buy common units in this offering and own those common units from the purchase date through December 31, 2007, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be not more than 20% of the cash distributed attributable to that period. We further estimate that for taxable years ending after December 31, 2007, the taxable income allocable to the unitholders will be a much larger percentage of cash distributed to unitholders. These estimates, and the underlying assumptions, also are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted and with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that the estimates will prove to be correct. The actual percentage could be higher or lower, and any differences could be significant and could materially affect the market value of the common units.

           SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA
     The following table displays our summary financial data for the periods ended and as of the dates indicated. We derived the historical data for the fiscal years ended September 29, 2001, September 28, 2002 and September 27, 2003 and as of those dates from our audited consolidated financial statements. The summary unaudited pro forma statement of operations data give effect to the Acquisition and the use of proceeds from this offering and the concurrent private placement of senior notes due 2013 as if each of these transactions had occurred at the beginning of the period. The summary unaudited pro forma balance sheet data give effect to these transactions as if each of these transactions had occurred on September 27, 2003. The summary pro forma financial data are not intended to represent our financial position, results of operations or cash flows had these transactions been completed as of such dates or to project our financial position, results of operations or cash flows for any future period or date. You should read the information set forth below together with the other financial information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus.

(Amounts in thousands, except per unit amounts)

                                                                                      YEAR ENDED
                                                         --------------------------------------------------------------------
                                                                                                                  PRO FORMA
                                                          SEPTEMBER 29,     SEPTEMBER 28,     SEPTEMBER 27,     SEPTEMBER 27,
                                                               2001              2002              2003            2003(A)
                                                         ---------------   ---------------   ---------------   --------------
STATEMENT OF OPERATIONS DATA
Revenues .............................................      $ 931,536         $ 665,105         $ 771,679       $ 1,458,304
Costs and expenses ...................................        838,055           582,321           691,662         1,343,497
Gain on sale of storage facility .....................             --             6,768                --                --
Income before interest expense and provision for
 income taxes(b) .....................................         93,481            89,552            80,017           114,807
Interest expense, net ................................         39,596            35,325            33,629            45,654
Provision for income taxes ...........................            375               703               202             4,202
Income from continuing operations(b) .................         53,510            53,524            46,186            64,951
Discontinued operations:
 Gain on sale of customer service centers(c) .........             --                --             2,483                --
Net income(b) ........................................         53,510            53,524            48,669                --
Income from continuing operations per common
 unit--basic .........................................           2.14              2.12              1.78              2.27
Net income per common unit--basic(d) .................           2.14              2.12              1.87                --
Net income per common unit--diluted(d) ...............           2.14              2.12              1.86                --
Cash distributions declared per unit .................      $    2.20         $    2.28         $    2.33       $      2.33
BALANCE SHEET DATA (END OF PERIOD)
Cash and cash equivalents ............................      $  36,494         $  40,955         $  15,765       $    23,690
Current assets .......................................        124,339           116,789            98,912           180,180
Total assets .........................................        723,006           700,146           665,630           934,357
Current liabilities, excluding current portion of
 long-term borrowings ................................        119,196            98,606            94,802           133,071
Total debt ...........................................        473,177           472,769           383,826           533,826
Partners' capital--Common Unitholders ................        105,549           103,680           165,950           241,875
Partners' capital--General Partner ...................      $   1,888         $   1,924         $   1,567       $     1,567
STATEMENT OF CASH FLOWS DATA
Cash provided by/(used in)
 Operating activities ................................      $ 101,838         $  68,775         $  57,300       $    72,879
 Investing activities ................................        (17,907)           (6,851)           (4,859)         (235,809)
 Financing activities ................................      $ (59,082)        $ (57,463)        $ (77,631)      $   142,115
OTHER DATA
Depreciation and amortization(e) .....................      $  36,496         $  28,355         $  27,520       $    36,120
EBITDA(f) ............................................        129,977           117,907           110,020           150,927
Capital expenditures(g)
 Maintenance and growth ..............................         23,218            17,464            14,050            24,201
 Acquisitions ........................................      $      --         $      --         $      --       $   214,000
Retail propane gallons sold ..........................        524,728           455,988           491,451           597,733

(a) The pro forma statement of operations data for the year ended September 27, 2003 combines our historical consolidated statement of operations for the year ended September 27, 2003 and the historical combined statement of operations of Agway Energy for its fiscal year ended June 30, 2003, giving effect to the Acquisition and the completion of this offering and concurrent private placement of senior notes as if they had occurred on September 29, 2002 (the beginning of our 2003 fiscal year). The pro forma balance sheet data as of September 27, 2003 combines our consolidated balance sheet as of September 27, 2003 and the combined balance sheet of Agway Energy as of June 30, 2003, giving effect to the Acquisition and the completion of this offering and concurrent private placement of senior notes as if they had occurred on September 27, 2003. See "Unaudited Pro Forma Condensed Combined Financial Statements" for a more detailed description of pro forma adjustments. In the event the Acquisition and the private placement of senior notes do not take place, our partners' capital and cash will increase by the amount of the net proceeds from this offering.

(b) These amounts include, in addition to the gain on sale of storage facility, gains from the disposal of property, plant and equipment of $3.8 million for fiscal year 2001, $0.5 million for fiscal year 2002 and $0.6 million for fiscal year 2003.

(c) Gain on sale of customer service centers consists of nine customer service centers we sold during fiscal year 2003 for total cash proceeds of approximately $7.2 million. We recorded a gain on sale of approximately $2.5 million, which has been accounted for within discontinued operations pursuant to Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Prior period results of operations attributable to these nine customer service centers were not significant and, as such, prior period results have not been reclassified to remove financial results from continuing operations.

(d) Basic net income per limited partner unit is computed by dividing net income, after deducting our general partner's interest, by the weighted average number of outstanding common units. Diluted net income per limited partner unit is computed by dividing net income, after deducting the general partner's approximate 2% interest, by the weighted average number of outstanding common units and time vested restricted units granted under our 2000 Restricted Unit Plan.

(e) Depreciation and amortization expense for the year ended September 28, 2002 reflects the early adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," as of September 30, 2001 (the beginning of our 2002 fiscal year). SFAS 142 eliminated the requirement to amortize goodwill and certain intangible assets. Amortization expense for the year ended September 28, 2002 reflects approximately $7.4 million lower amortization expense compared to the year ended September 29, 2001 as a result of the elimination of amortization expense associated with goodwill.

(f) EBITDA represents net income before deducting interest expense, income taxes, depreciation and amortization. Our management uses EBITDA as a measure of liquidity and we are including it because we believe that it provides our investors and industry analysts with additional information to evaluate our ability to meet our debt service obligations and to pay our quarterly distributions to holders of our common units. Moreover, our existing senior note agreements and our revolving credit agreement require us to use EBITDA as a component in calculating our leverage and interest coverage ratios. EBITDA is not a recognized term under generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income or cash flow provided by operating activities determined in accordance with GAAP. Because EBITDA, as determined by us, excludes some, but not all, items that affect net income, it may not be comparable to EBITDA or similarly titled measures used by other companies. The following table sets forth (i) our calculation of EBITDA and (ii) a reconciliation of EBITDA, as so calculated, to our net cash provided by operating activities (amounts in thousands):

                                                                                      YEAR ENDED
                                                         --------------------------------------------------------------------
                                                                                                                  PRO FORMA
                                                          SEPTEMBER 29,     SEPTEMBER 28,     SEPTEMBER 27,     SEPTEMBER 27,
                                                               2001              2002              2003             2003
                                                         ---------------   ---------------   ---------------   --------------
   Net income (1) ....................................      $  53,510         $  53,524         $  48,669        $   64,951
   Add:
    Provision for income taxes .......................            375               703               202             4,202
    Interest expense, net ............................         39,596            35,325            33,629            45,654
    Depreciation and amortization ....................         36,496            28,355            27,520            36,120
                                                            ---------         ---------         ---------        ----------
   EBITDA ............................................        129,977           117,907           110,020           150,927
                                                            ---------         ---------         ---------        ----------
   Add (subtract):
    Provision for income taxes .......................           (375)             (703)             (202)           (4,202)
    Interest expense, net ............................        (39,596)          (35,325)          (33,629)          (45,654)
    Gain on disposal of property, plant and
     equipment, net ..................................         (3,843)             (546)             (636)             (636)
    Gain on sale of customer service centers .........             --                --            (2,483)               --
    Gain on sale of storage facility .................             --            (6,768)               --                --
    Changes in working capital and other assets
     and liabilities .................................         15,675            (5,790)          (15,770)          (27,556)
                                                            ---------         ---------         ---------        ----------
   Net cash provided by operating activities .........      $ 101,838         $  68,775         $  57,300        $   72,879
                                                            =========         =========         =========        ==========
   Net cash used in investing activities .............      $ (17,907)        $  (6,851)        $  (4,859)       $ (235,809)
                                                            =========         =========         =========        ==========
   Net cash used in financing activities .............      $ (59,082)        $ (57,463)        $ (77,631)       $  142,115
                                                            =========         =========         =========        ==========

     (1) For purposes of the pro forma presentation, this amount represents income from continuing operations pursuant to Regulation S-X.

(g) Our capital expenditures fall generally into three categories: (i) maintenance expenditures, which include expenditures for repair and replacement of property, plant and equipment; (ii) growth capital expenditures, which include new propane tanks and other equipment to facilitate expansion of our customer base and operating capacity; and (iii) acquisition capital expenditures, which include expenditures related to the acquisition of propane and other retail operations and a portion of the purchase price allocated to intangibles associated with such acquired businesses.

                                 RISK FACTORS

     Before you invest in our common units, you should be aware that there are various risks in doing so, including those described below. You should carefully consider these risk factors, together with all the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. If any of the events described in these risk factors or elsewhere in this prospectus supplement or the accompanying prospectus actually occur, then our business, results of operations or financial condition could be materially adversely affected. In that event, we may be unable to make distributions to our unitholders, the trading price of the common units may decline and you may lose all or part of your investment.

                        RISKS INHERENT IN OUR BUSINESS

SINCE WEATHER CONDITIONS MAY ADVERSELY AFFECT DEMAND FOR PROPANE, OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION ARE VULNERABLE TO WARM WINTERS

     Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many of our customers rely heavily on propane as a heating fuel. The volume of propane sold is at its highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter. Typically, we sell approximately two-thirds of our retail propane volume during the peak heating season.

     Actual weather conditions can vary substantially from year to year, significantly affecting our financial performance. For example, temperatures nationwide averaged 1% colder than normal in fiscal year 2003 compared to 13% warmer than normal temperatures in fiscal year 2002 and 2% colder than normal in fiscal year 2001 as reported by the National Oceanic and Atmospheric Administration (NOAA). Furthermore, variations in weather in one or more regions in which we operate can significantly affect the total volume of propane we sell and, consequently, our results of operations. Variations in the weather in the northeast, where we have a greater concentration of higher margin residential accounts, generally have a greater impact on our operations than variations in the weather in other markets. Our ability to pay distributions to unitholders, and principal and interest on our indebtedness, depends on the cash generated by our operating partnership. The operating partnership's financial performance is affected by weather conditions. As a result, we cannot assure you that the weather conditions in any quarter or year will not have a material adverse effect on our operations or that our available cash will be sufficient to pay distributions to unitholders, and principal and interest on our indebtedness.

THE RISK OF TERRORISM AND POLITICAL UNREST IN THE MIDDLE EAST MAY ADVERSELY AFFECT THE ECONOMY AND THE PRICE AND AVAILABILITY OF PROPANE

     Terrorist attacks, such as the attacks that occurred in New York, Pennsylvania and Washington, D.C. on September 11, 2001, and political unrest in the Middle East may adversely impact the price and availability of propane, our results of operations, our ability to raise capital and our future growth. The impact that the foregoing may have on our industry in general, and on us in particular, is not known at this time. An act of terror could result in disruptions of crude oil or natural gas supplies and markets, the sources of propane, and our infrastructure facilities could be direct or indirect targets. Terrorist activity may also hinder our ability to transport propane if our means of supply transportation, such as rail or pipeline, become damaged as a result of an attack. A lower level of economic activity could result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism could also affect our ability to raise capital. Terrorist activity could likely lead to increased volatility in prices for propane. We have opted to purchase insurance coverage for terrorist activities within our property and casualty insurance programs. This additional coverage has resulted in additional insurance premiums.

SUDDEN PROPANE PRICE INCREASES DUE TO, AMONG OTHER THINGS, OUR INABILITY TO OBTAIN ADEQUATE SUPPLIES OF PROPANE FROM OUR USUAL SUPPLIERS, MAY ADVERSELY AFFECT OUR OPERATING RESULTS

     Our profitability in the retail propane business is largely dependent on the difference between our product cost and retail sales price. Propane is a commodity, and the unit price we pay is subject to volatile changes in response to changes in supply or other market conditions over which we have no control, including the severity of winter weather and the price and availability of competing fuels such as natural gas and fuel oil. In general, product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major supply points such as Mont Belvieu, Texas, and Conway, Kansas. In addition, our propane supply from our usual sources may be interrupted due to reasons that are beyond our control. As a result, the cost of acquiring propane from other suppliers might be materially higher at least on a short-term basis. Since we may not be able to pass on to our customers immediately, or in full, all increases in our wholesale cost of propane, these increases could reduce our profitability. We engage in transactions to hedge product costs from time to time in an attempt to reduce cost volatility and to help ensure the availability of propane during periods of short supply. We cannot assure you that future volatility in propane supply costs will not have a material adverse effect on our profitability and cash flow or our available cash required to pay distributions to our unitholders, and principal and interest on our indebtedness.

BECAUSE OF THE HIGHLY COMPETITIVE NATURE OF THE RETAIL PROPANE BUSINESS, WE MAY NOT BE ABLE TO RETAIN EXISTING CUSTOMERS OR ACQUIRE NEW CUSTOMERS, WHICH COULD HAVE AN ADVERSE IMPACT ON OUR OPERATING RESULTS AND FINANCIAL CONDITION

     The retail propane industry is mature and highly competitive. We expect overall demand for propane to remain relatively constant over the next several years, with year-to-year industry volumes being affected primarily by weather patterns and with competition intensifying during warmer than normal winters.

     We compete with other distributors of propane, including a number of large national and regional firms and several thousand small independent firms. Propane also competes with other sources of energy, some of which are less costly for equivalent energy value. For example:

     o    Electricity competes with propane.

     o Natural gas is a significantly less expensive source of energy than propane. As a result, except for some industrial and commercial applications, propane is generally not economically competitive with natural gas in areas where natural gas pipelines already exist. The gradual expansion of the nation's natural gas distribution systems has made natural gas available in many areas that previously depended upon propane.

     o Fuel oil competes with propane, but to a lesser extent than natural gas.


     o    Other alternative energy sources may develop in the future.

     As a result of the highly competitive nature of the retail propane business, our growth within the industry depends on our ability to acquire other retail distributors, open new customer service centers, add new customers and retain existing customers. We believe our ability to compete effectively depends on reliability of service, responsiveness to customers and our ability to control expenses in order to maintain competitive prices.

WE MAY NOT SUCCESSFULLY IMPLEMENT OUR EXPANSION STRATEGY

     Our expansion strategy includes internal growth of our existing propane operations, including fostering the growth of related retail and service operations, as well as external growth through the acquisition of businesses to complement or supplement our core propane operations or to diversify into other energy-related businesses. We may not be able to fully implement this strategy or realize the anticipated results. Implementation of our expansion strategy may also be hindered by factors that are beyond our control, such as operating difficulties, increased operating costs, general economic conditions or increased competition for acquisition opportunities. Any material failure to implement this strategy could have an adverse effect on our business, financial condition and results of operations.

IF WE DO NOT MAKE ACQUISITIONS ON ECONOMICALLY ACCEPTABLE TERMS, OUR FUTURE GROWTH MAY BE LIMITED

     The retail propane industry is mature, and we foresee only limited growth in total retail demand for propane. Because of long-standing customer relationships that are typical in our industry, the inconvenience of switching tanks and suppliers and propane's higher cost relative to other energy sources, such as natural gas, it may be difficult for us to acquire new retail customers except through acquisitions. As a result, we expect our growth to depend in part upon our ability to acquire other retail propane distributors or other energy-related businesses and to successfully integrate them into our existing operations and to make cost saving changes. The competition for acquisitions is intense and we cannot assure you that we will be able to acquire other propane distributors or other energy-related businesses on economically acceptable terms. In addition, our ability to incur debt to finance acquisitions may be restricted by some of the covenants contained in our debt agreements.


ENERGY EFFICIENCY, GENERAL ECONOMIC CONDITIONS AND TECHNOLOGY ADVANCES HAVE AFFECTED AND MAY CONTINUE TO AFFECT DEMAND FOR PROPANE BY OUR RETAIL CUSTOMERS

     The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has adversely affected the demand for propane by our retail customers which, in turn, has resulted in lower sales volumes to our customers. In addition, recent economic conditions may lead to additional conservation by retail customers to further reduce their heating costs. Future technological advances in heating, conservation and energy generation may adversely affect our financial condition and results of operations.


OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED BY GOVERNMENTAL REGULATION AND ASSOCIATED ENVIRONMENTAL AND HEALTH AND SAFETY COSTS

     The propane business is subject to a wide range of federal, state and local laws and regulations related to environmental and health and safety matters. We have implemented environmental and health and safety programs and policies designed to avoid potential liability and costs. For example, we are subject to regulations that cover the transportation of hazardous materials. We conduct ongoing training programs to help ensure that our operations are in compliance with these and other safety regulations. We maintain various permits that are necessary to operate some of our facilities, some of which are material to our operations. It is possible, however, that we will have increased costs due to stricter pollution control requirements or liabilities resulting from noncompliance with operating or other regulatory permits. New environmental and health and safety regulations might adversely impact our operations, storage and transportation of propane. It is possible that material costs and liabilities will be incurred, including those relating to claims for damages to property and persons.


WE ARE SUBJECT TO OPERATING HAZARDS THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS TO THE EXTENT NOT COVERED BY INSURANCE

     Our operations are subject to all operating hazards and risks normally associated with handling, storing and delivering combustible liquids such as propane. As a result, we have been, and are likely to continue to be, a defendant in various legal proceedings arising in the ordinary course of business. We are self-insured for general, product, workers' compensation and automobile liabilities up to predetermined amounts above which third party insurance applies. We cannot guarantee that our insurance will be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage or that these levels of insurance will be available at economical prices.


WE ARE SUBJECT TO LITIGATION THAT IS NOT COVERED BY INSURANCE AND COULD ADVERSELY AFFECT OUR OPERATING RESULTS

     We are from time to time subject to litigation that is not covered by our existing insurance policies. At present, our operating partnership is a defendant in an action brought by Heritage Propane Partners, L.P., which is more fully described in this prospectus supplement under the caption "Business--Legal Proceedings." We do not anticipate that this matter will be tried before the Spring of 2004. We believe that the claims and proposed additional claims brought against our operating partnership are without merit and we are defending the action vigorously. However, we cannot predict the outcome of this or any other trial or, if the trial is before a jury, what verdict the jury ultimately may reach. As a consequence, this action, if adversely determined, could result in liability that is material to us.


                       RISKS RELATING TO THE ACQUISITION


IF WE ARE UNSUCCESSFUL IN CONSUMMATING THIS ACQUISITION, WE WILL NOT RECEIVE THE BENEFITS OF THE AGWAY ENERGY ASSETS AND OPERATIONS

     Our agreement to acquire substantially all of the assets and operations of Agway Energy is subject to Bankruptcy Court approval, anti-trust review and a number of other contractual conditions. In addition, a third-party may outbid us in the auction process. If the Acquisition does not occur, we will not realize the revenues, net income, anticipated cost savings and other synergies of the Acquisition. In the event that we do not consummate the purchase of the assets of Agway Energy, we intend to use the net proceeds of this offering as set forth under "Use of Proceeds."


WE MAY NOT BE ABLE TO EFFECTIVELY INTEGRATE THE AGWAY ENERGY BUSINESS INTO OUR OPERATIONS

     We may be unable to realize, or to do so within any particular timeframe, the anticipated benefits, including cost savings and other synergies, from the Acquisition. The Acquisition may not produce the revenues, earnings or business synergies that we anticipate, and the acquired business may not perform as expected for a variety of reasons, including:

     o difficulties in the integration of the operations, information systems and personnel;

     o    potential loss of customers and key employees; and

     o    unanticipated costs to integrate the assets and operations.

     In addition, management's attention and resources may be diverted during the integration. Any one or a combination of these factors may cause our revenues or earnings to be negatively impacted.


SOME OF AGWAY ENERGY'S OPERATIONS, PROPERTIES AND ASSETS ARE SUBJECT TO EXTENSIVE ENVIRONMENTAL LAWS AND REGULATIONS

     Agway Energy's operations, properties and assets, including fuel oil tanks and gas stations, are subject to extensive federal, state and local environmental laws and regulations including those concerning, among other things, the investigation and remediation of contaminated soil and groundwater, transportation of hazardous materials, and other matters relating to the protection of the environment and various health and safety matters. These requirements are complex, changing and tend to become more stringent over time. There can be no assurance that Agway Energy has been or will be at all times in complete compliance with all such requirements or that we will not incur material costs or liabilities in the future relating to such requirements. Violations could result in penalties, or the curtailment or cessation of operations. To date, we believe Agway Energy has not incurred significant costs in connection with compliance or remedial obligations required under environmental laws and regulations.

     In connection with the Acquisition, contamination or potential contamination was identified at a number of Agway Energy properties and will be investigated and remediated by us as required. Under the Purchase Agreement, Agway, Inc. has set aside $15.0 million from the total purchase price in a separate escrow account to fund certain future environmental remediation costs and expenses. We cannot predict whether this sum will be sufficient to address the known and unknown contamination at the Agway Energy properties. Moreover, currently unknown environmental issues, such as the discovery of additional contamination, may result in significant additional expenditures, and potentially significant expenditures also could be required to comply with future changes to environmental laws and regulations or the interpretation or enforcement thereof. Such expenditures, if required, could have a material adverse effect on our business, financial condition or results of operations. See "The Acquisition."

              RISKS INHERENT IN AN EQUITY INVESTMENT IN SUBURBAN


CASH DISTRIBUTIONS ARE NOT GUARANTEED AND MAY FLUCTUATE WITH OUR PERFORMANCE AND OTHER EXTERNAL FACTORS

     Because distributions on the common units are dependent on the amount of cash generated, distributions may fluctuate based on our performance. The actual amount of cash that is available will depend upon numerous factors, including:

     o    winter weather conditions;

     o    cash flow generated by operations;

     o    required principal and interest payments on our debt;

     o    the costs of acquisitions;

     o    restrictions contained in our debt instruments;

     o    issuances of debt and equity securities;

     o    fluctuations in working capital;

     o    capital expenditures;

     o    prevailing economic conditions; and

     o financial, business and other factors, a number of which will be beyond our control.

     Cash distributions are dependent primarily on cash flow and cash reserves, and not on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.

     Our partnership agreement gives our Board of Supervisors broad discretion in establishing cash reserves for, among other things, the proper conduct of our business. These cash reserves will also affect the amount of cash available for distributions.


WE ARE A HIGHLY LEVERAGED COMPANY, AND OUR DEBT AGREEMENTS MAY LIMIT OUR ABILITY TO MAKE DISTRIBUTIONS TO UNITHOLDERS AND OUR FINANCIAL FLEXIBILITY

     As of September 27, 2003, we had total outstanding indebtedness of $383.8 million, including $382.5 million of existing senior notes with no outstanding borrowings under our bank credit facility. Our EBITDA for the fiscal year ended September 27, 2003 was $110.0 million, resulting in a ratio of debt to EBITDA of 3.5 to 1.0. As a result, we have indebtedness that is substantial in relation to our partners' capital. The senior notes and our bank credit agreement contain restrictive covenants that limit our ability to incur additional debt and to engage in specified transactions. The covenants specify that we must retain a debt to EBITDA ratio of less than 5.0 to 1.0 or we will be in default. We will not be able to make any distributions to our unitholders if there is or will be an event of default under our debt agreements. The amount and terms of our debt may adversely affect our ability to finance future operations and capital needs, limit our ability to pursue acquisitions and other business opportunities and make our results of operations more susceptible to adverse economic conditions. In addition to our concurrent private placement of senior notes due 2013, we may in the future incur additional debt to finance acquisitions or for general business purposes, which could result in a significant increase in our leverage. The payment of principal and interest on our debt will reduce the cash available to make distributions on the common units. Our ability to make principal and interest payments depends on our future performance, which is subject to many factors, some of which are beyond our control.


IF WE ISSUE ADDITIONAL LIMITED PARTNER INTERESTS OR OTHER EQUITY SECURITIES AS CONSIDERATION FOR ACQUISITIONS OR FOR OTHER PURPOSES, YOUR RELATIVE VOTING STRENGTH WILL BE DIMINISHED OVER TIME DUE TO THE DILUTION OF YOUR INTERESTS AND ADDITIONAL TAXABLE INCOME MAY BE ALLOCATED TO YOU

     Our partnership agreement generally allows us to issue additional limited partner interests and other equity securities without the approval of the unitholders. Our general partner, Suburban Energy

Services Group LLC, has the right to purchase common units or other equity securities whenever, and on the same terms that, we issue securities or rights to persons other than the general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates that existed immediately prior to each issuance. Other holders of common units do not have similar rights. This, in turn, would result in additional dilution to you. Therefore, when we issue additional common units or securities ranking on a parity with the common units, your proportionate partnership interest will decrease, and the amount of cash distributed on each common unit and the market price of common units could decrease. The issuance of additional common units will also diminish the relative voting strength of each previously outstanding unit. In addition, the issuance of additional common units, including those sold in this offering, will, over time, result in the allocation of additional taxable income, representing built-in gain at the time of the new issuance, to those unitholders that existed prior to the new issuance.


                  RISKS ARISING FROM OUR PARTNERSHIP STRUCTURE
                  AND RELATIONSHIPS WITH OUR GENERAL PARTNER


UNITHOLDERS HAVE LIMITED VOTING RIGHTS

     A Board of Supervisors manages our operations. Holders of common units have only limited voting rights on matters affecting our business. One of these limitations on voting rights allows holders of common units to elect only three of the five members of our Board of Supervisors, and elections are only held every three years. The most recent election was held on April 23, 2003.

     The other two members of the Board of Supervisors are appointed by our general partner. Common unitholders have no right to elect our general partner, and the general partner cannot be removed except upon, among other things, the vote of the holders of at least a majority of the then outstanding common units and the approval of a successor general partner by the holders of at least a majority of the then outstanding common units.


PERSONS OWNING 20% OR MORE OF THE COMMON UNITS CANNOT VOTE UNITS REPRESENTING MORE THAN 20%

     If, at any time, any person or group beneficially owns more than 20% of the total common units outstanding, any common units owned by that person or group in excess of 20% may not be voted on any matter. This provision may:

     o discourage a person or group from attempting to remove the general partner or otherwise changing management;

     o    discourage a person or group from attempting to acquire us; and

     o reduce the price at which the common units will trade under some circumstances.


UNITHOLDERS MAY BE REQUIRED TO SELL THEIR UNITS TO THE GENERAL PARTNER AT AN UNDESIRABLE TIME OR PRICE

     If at any time less than 20% of the outstanding units of any class are held by persons other than the general partner and its affiliates, the general partner will have the right to acquire all, but not less than all, of those units at a price no less than their then current market price. As a consequence, a unitholder may be required to sell his common units at an undesirable time or price. The general partner may assign this purchase right to any of its affiliates or to Suburban.


UNITHOLDERS MAY NOT HAVE LIMITED LIABILITY IN SOME CIRCUMSTANCES

     A number of states have not clearly established limitations on the liabilities of limited partners for the obligations of a limited partnership. The unitholders might be held liable for our obligations as if they were general partners if:

     o a court or government agency determined that we were conducting business in the state but had not complied with the state's limited partnership statute; or

     o unitholders' rights to act together to remove or replace the general partner or take other actions under the partnership agreement constitute "participation in the control" of our business for purposes of the state's limited partnership statute.


UNITHOLDERS MAY HAVE LIABILITY TO REPAY DISTRIBUTIONS

     Unitholders will not be liable for assessments in addition to their initial capital investment in the common units. Under specific circumstances, however, unitholders may have to repay to us amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to unitholders if the distribution causes our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and nonrecourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives a distribution of this kind and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.


                                   TAX RISKS

     For a general discussion of the expected federal income tax consequences of owning and disposing of common units, see "Tax Considerations."


TAX TREATMENT IS DEPENDENT ON PARTNERSHIP STATUS

     The availability to a common unitholder of the federal income tax benefits of an investment in the common units depends, in large part, on our classification as a partnership for federal income tax purposes. Based on certain representations of our general partner and us, Cahill Gordon & Reindel LLP, our tax counsel, is of the opinion that, under current law, we will be classified as a partnership for federal income tax purposes. However, no ruling from the IRS as to this status has been or is expected to be requested. Instead, we are relying on the opinion of our tax counsel, which is not binding on the IRS.

     If, contrary to the opinion of our tax counsel, we were classified as an association taxable as a corporation for federal income tax purposes, we would be required to pay tax on our income at corporate tax rates (currently a 35% federal rate). Distributions to the common unitholders would generally be taxed a second time as corporate distributions, and no income, gains, losses or deductions would flow through to the unitholders. Because a tax would be imposed upon us as an entity, the cash available for distribution to the common unitholders would be substantially reduced. Treatment of us as a taxable entity would cause a material reduction in the anticipated cash flow and after-tax return to the common unitholders, likely causing a substantial reduction in the value of the common units.

     A change in law could cause us to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, certain provisions of our partnership agreement will be subject to change. These changes would include a decrease in the minimum quarterly distribution and the target distribution levels to reflect the impact of this law on us.


WE HAVE NOT REQUESTED AN IRS RULING REGARDING OUR CLASSIFICATION AS A
PARTNERSHIP

     We have not requested a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, whether our propane operations generate "qualifying income" under Section 7704 of the Internal Revenue Code or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from the conclusions of our tax counsel expressed in this prospectus supplement or the positions taken by us. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of our tax counsel's conclusions or the positions taken by us. A court may not concur with some or all of our conclusions. Any contest with the IRS may materially and adversely impact the market for the common units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly by us and indirectly by the unitholders and the general partner, because the costs incurred by us will reduce the amount of cash available for distribution on our common units.


A UNITHOLDER'S TAX LIABILITY COULD EXCEED CASH DISTRIBUTIONS ON ITS UNITS

     A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on its allocable share of our income, even if it receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to its allocable share of our taxable income or even the tax liability to it resulting from that income.


OWNERSHIP OF COMMON UNITS MAY HAVE ADVERSE TAX CONSEQUENCES FOR TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS

     Investment in common units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues specific to them. For example, virtually all of our taxable income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the unitholder. Very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes at the current rate of 35%.


THERE ARE LIMITS ON THE DEDUCTIBILITY OF LOSSES

     In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Unused losses may be deducted when the unitholder disposes of its entire investment in us in a fully taxable transaction with an unrelated party. A unitholder's share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.


TAX SHELTER REGISTRATION COULD INCREASE RISK OF POTENTIAL AUDIT BY THE IRS

     We are registered with the IRS as a "tax shelter." The IRS has issued us the following tax shelter registration number: 96080000050. Issuance of the registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. We could be audited by the IRS and tax adjustments could be made as a result of an audit. The rights of a unitholder owning less than a 1% profits interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in the unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. Each unitholder would bear the cost of any expenses incurred for an examination of its personal tax return. To avoid penalties, each time you sell any common units you must provide the transferee with our tax shelter registration number and a written statement containing certain other information.


TAX GAIN OR LOSS ON DISPOSITION OF COMMON UNITS COULD BE DIFFERENT THAN
EXPECTED

     A unitholder who sells common units will recognize gain or loss equal to the difference between the amount realized, including its share of our nonrecourse liabilities, and its adjusted tax basis in the common units. Currently, we do not have any nonrecourse liabilities to allocate to our unitholders and we do not expect to have any in the future. Prior distributions in excess of cumulative net taxable income allocated to a common unit which decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than the original cost of the common unit. A portion of the amount realized, if the amount realized exceeds the unitholder's adjusted basis in that common unit, will likely be characterized as ordinary income for federal tax purposes under the depreciation recapture provisions of
Section 1245 of the Internal Revenue Code. Furthermore, should the IRS successfully contest some conventions used by us, a unitholder could recognize more gain on the sale of common units than would be the case under those conventions, without the benefit of decreased income in prior years.


REPORTING OF PARTNERSHIP TAX INFORMATION IS COMPLICATED AND SUBJECT TO AUDITS


     We will furnish each unitholder with a Schedule K-1 that sets forth its allocable share of income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these conventions will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our tax return may be audited, which could result in an audit of a unitholder's individual tax return and increased liabilities for taxes because of adjustments resulting from the audit.


THERE CAN BE NO ASSURANCE REGARDING THE UNIFORMITY OF COMMON UNITS AND NONCONFORMING DEPRECIATION CONVENTIONS


     Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of common units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which may be inconsistent with Treasury Regulations under Section 743(b) of the Internal Revenue Code. A successful challenge to those conventions by the IRS could affect the fungibility of our common units from a securities law standpoint, which could have a significant negative impact on the marketability and value of the common units and the U.S. federal income tax consequences associated with the common units.


THERE ARE STATE, LOCAL AND OTHER TAX CONSIDERATIONS


     In addition to United States federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the unitholder resides or in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all United States federal, state and local tax returns that may be required of him. Our tax counsel has not rendered an opinion on the tax consequences of an investment in us other than the United States federal income tax consequences.


UNITHOLDERS MAY HAVE NEGATIVE TAX CONSEQUENCES IF WE DEFAULT ON OUR DEBT OR SELL ASSETS


     If we default on any of our debt, the lenders will have the right to sue us for non-payment. This could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.


CHANGES IN FEDERAL INCOME TAX LAW COULD AFFECT THE VALUE OF OUR COMMON UNITS


     Recently enacted legislation has reduced the rate of federal income tax applicable to qualified dividend income of individuals. Qualified dividend income includes dividends received from domestic corporations and certain foreign corporations. This legislation will not affect our ability to make quarterly distributions, but may affect the attractiveness of an investment in our common units. We cannot predict the effect on the value of our common units this legislation might have, if at all.

                                USE OF PROCEEDS


     We will receive approximately $75.9 million from the sale of the 2,600,000 common units that we are offering, or approximately $87.5 million if the underwriters' over-allotment option is exercised in full, in each case after deducting the underwriting discount and offering expenses. We expect to receive approximately $145.9 million from our concurrent private placement of senior notes due 2013, after deducting the underwriting discount. We intend to use the net proceeds from this offering and our concurrent private placement of senior notes to fund the purchase price for the Acquisition and related costs and expenses, which we currently estimate to be approximately $214.0 million in the aggregate, and for general partnership purposes, which may include working capital purposes, capital expenditures and debt reduction. This offering of common units is not contingent on the consummation of the Acquisition, and if the Acquisition does not close, we expect to use the net proceeds from this offering for the other purposes listed in the preceding sentence, and principally for debt reduction, including the repayment of our next annual principal installment of $42.5 million due June 30, 2004 under our 7.54% senior notes due 2011. In contrast, although we expect the concurrent private placement of senior notes to close at the time we close the Acquisition, we will not receive the proceeds from that offering if the Acquisition does not close by a specified date.

              PRICE RANGE OF COMMON UNITS AND CASH DISTRIBUTIONS

     As of December 1, 2003, there were 27,266,767 common units outstanding, held by approximately 982 holders, including 26,638,181 common units held in street name. The common units are listed and traded on the NYSE under the symbol "SPH." The following table presents, for the periods indicated, the high and low sales prices per common unit, as reported on the NYSE Composite Tape, and the amount of quarterly cash distributions declared and paid per common unit with respect to each quarter. The last reported sale price of our common units on the New York Stock Exchange on December 10, 2003, was $30.90 per common unit.

                                                            PRICE RANGE
                                                     -------------------------        CASH
                                                         HIGH          LOW        DISTRIBUTION
                                                     -----------   -----------   -------------
FISCAL 1999
 First Quarter ended December 26, 1998 ...........     $ 19.94       $ 17.13       $ 0.5000
 Second Quarter ended March 27, 1999 .............     $ 20.13       $ 18.00       $ 0.5000
 Third Quarter ended June 26, 1999 ...............     $ 20.50       $ 17.94       $ 0.5125
 Fourth Quarter ended September 25, 1999 .........     $ 20.75       $ 19.00       $ 0.5125

FISCAL 2000
 First Quarter ended December 25, 1999 ...........     $ 20.63       $ 16.50       $ 0.5250
 Second Quarter ended March 25, 2000 .............     $ 20.00       $ 16.44       $ 0.5250
 Third Quarter ended June 24, 2000 ...............     $ 20.13       $ 18.38       $ 0.5250
 Fourth Quarter ended September 30, 2000 .........     $ 22.06       $ 19.56       $ 0.5375

FISCAL 2001
 First Quarter ended December 30, 2000 ...........     $ 22.06       $ 19.00       $ 0.5375
 Second Quarter ended March 31, 2001 .............     $ 24.25       $ 21.75       $ 0.5500
 Third Quarter ended June 30, 2001 ...............     $ 27.85       $ 23.40       $ 0.5500
 Fourth Quarter ended September 29, 2001 .........     $ 28.00       $ 21.05       $ 0.5625

FISCAL 2002
 First Quarter ended December 29, 2001 ...........     $ 27.99       $ 24.50       $ 0.5625
 Second Quarter ended March 30, 2002 .............     $ 28.40       $ 24.36       $ 0.5625
 Third Quarter ended June 29, 2002 ...............     $ 28.25       $ 25.59       $ 0.5750
 Fourth Quarter ended September 28, 2002 .........     $ 28.49       $ 20.00       $ 0.5750

FISCAL 2003
 First Quarter ended December 28, 2002 ...........     $ 28.49       $ 24.60       $ 0.5750
 Second Quarter ended March 29, 2003 .............     $ 29.60       $ 26.90       $ 0.5750
 Third Quarter ended June 28, 2003 ...............     $ 29.89       $ 27.40       $ 0.5875
 Fourth Quarter ended September 27, 2003 .........     $ 30.95       $ 27.91       $ 0.5875

FISCAL 2004
 First Quarter ending December 27, 2003
   (through December 10, 2003) ...................     $ 32.49       $ 28.75       $      (a)

(a)  The cash distribution for this quarter has not yet been declared or paid.

                                CAPITALIZATION


     The following presents our capitalization as of September 27, 2003 on a historical basis and on an as adjusted basis to give pro forma effect to (i) this offering as if it had occurred on September 27, 2003, and (ii) this offering, our concurrent private placement of senior notes due 2013 and the Acquisition as if each of them had occurred on September 27, 2003. The following table assumes no exercise of the underwriters' over-allotment option in connection with this offering of common units. Neither this offering of common units nor the concurrent private placement of senior notes is contingent upon the completion of the other. This offering of common units is not contingent on the consummation of the Acquisition. In contrast, although we expect the concurrent private placement of senior notes to close at the time we close the Acquisition, we will not receive the proceeds from that offering if the Acquisition does not close by a specified date.


                                                                     SEPTEMBER 27, 2003
                                                    -----------------------------------------------------
                                                                                      AS FURTHER ADJUSTED
                                                                     AS ADJUSTED      FOR OUR NEW SENIOR
                                                                       FOR THIS          NOTES AND THE
                                                     HISTORICAL        OFFERING           ACQUISITION
                                                    ------------   ---------------   --------------------
                                                                    (IN THOUSANDS)
Cash ............................................    $  15,765        $  91,690           $  23,690
                                                     =========        =========           =========
Liabilities:
   Revolving credit facility(a) .................           --               --                  --
   Existing 7.54% senior notes due 2011 .........      340,000          340,000             340,000
   Existing 7.37% senior notes due 2012 .........       42,500           42,500              42,500
   Note payable and other debt ..................        1,326            1,326               1,326
   New senior notes due 2013 in the concurrent
    private placement ...........................           --               --             150,000
                                                     ---------        ---------           ---------
 Total debt .....................................      383,826          383,826             533,826
 Less current portion ...........................       42,911           42,911              42,911
                                                     ---------        ---------           ---------
 Total long-term debt ...........................      340,915          340,915             490,915
Partners' Capital:
 Common unitholders .............................      165,950          241,875             241,875
 General partner ................................        1,567            1,567               1,567
 Deferred compensation ..........................       (5,795)          (5,795)             (5,795)
 Common units held in trust, at cost ............        5,795            5,795               5,795
 Unearned compensation ..........................       (2,171)          (2,171)             (2,171)
 Accumulated other comprehensive (loss) .........      (81,268)         (81,268)            (81,268)
                                                     ---------        ---------           ---------
 Total partners' capital ........................       84,078          160,003             160,003
                                                     ---------        ---------           ---------
   Total capitalization .........................    $ 467,904        $ 543,829           $ 693,829
                                                     =========        =========           =========

(a) Our revolving credit facility, which matures on May 31, 2006, provides for a $75.0 million working capital facility and a $25.0 million acquisition facility. As of December 10, 2003, we had approximately $23.3 million outstanding under the revolving credit facility, including $10.5 million under the acquisition facility and $12.8 million under the working capital facility.

                  SUBURBAN SELECTED FINANCIAL AND OTHER DATA

     The following financial data of Suburban, insofar as it relates to each of the fiscal years 1999 through 2003, has been derived from audited consolidated financial statements, including the consolidated balance sheets at September 27, 2003 and September 28, 2002 and the related consolidated statements of operations and of cash flows for the years ended September 27, 2003, September 28, 2002 and September 29, 2001 and the notes thereto incorporated by reference in this prospectus supplement.

(Amounts in thousands, except per unit amounts)


                                                                                   YEAR ENDED (A)
                                                   ------------------------------------------------------------------------------
                                                    SEPTEMBER 25,   SEPTEMBER 30,   SEPTEMBER 29,   SEPTEMBER 28,   SEPTEMBER 27,
                                                         1999          2000(B)           2001            2002           2003
                                                   --------------- --------------- --------------- --------------- --------------
STATEMENT OF OPERATIONS DATA
Revenues .........................................   $  620,207      $  841,304       $ 931,536      $  665,105      $ 771,679
Costs and expenses ...............................      547,579         770,332         838,055         582,321        691,662
Recapitalization costs(c) ........................       18,903              --              --              --             --
Gain on sale of assets ...........................           --          10,328              --              --             --
Gain on sale of storage facility .................           --              --              --           6,768             --
Income before interest expense and
 provision for income taxes(d) ...................       53,725          81,300          93,481          89,552         80,017
Interest expense, net ............................       31,218          42,534          39,596          35,325         33,629
Provision for income taxes .......................           68             234             375             703            202
Income from continuing operations(d) .............       22,439          38,532          53,510          53,524         46,186
Discontinued operations:
 Gain on sale of customer service
   centers(e) ....................................           --              --              --              --          2,483
Net income(d) ....................................       22,439          38,532          53,510          53,524         48,669
Income from continuing operations per
 common unit--basic ..............................         0.83            1.70            2.14            2.12           1.78
Net income per common unit--basic(f) .............         0.83            1.70            2.14            2.12           1.87
Net income per common unit--diluted(f) ...........         0.83            1.70            2.14            2.12           1.86
Cash distributions declared per unit .............   $     2.03      $     2.11       $    2.20      $     2.28      $    2.33
BALANCE SHEET DATA (END OF PERIOD)
Cash and cash equivalents ........................   $    8,392      $   11,645       $  36,494      $   40,955      $  15,765
Current assets ...................................       78,637         122,160         124,339         116,789         98,912
Total assets .....................................      659,220         771,116         723,006         700,146        665,630
Current liabilities, excluding current portion
 of long-term borrowings .........................       99,953         124,585         119,196          98,606         94,802
Total debt .......................................      430,687         524,095         473,177         472,769        383,826
Other long-term liabilities ......................       60,194          60,607          71,684         109,485        102,924
Partners' capital--Common Unitholders ............       66,342          58,474         105,549         103,680        165,950
Partners' capital--General Partner ...............   $    2,044      $    1,866       $   1,888      $    1,924      $   1,567
STATEMENT OF CASH FLOWS DATA
Cash provided by/(used in):
 Operating activities ............................   $   81,758      $   59,467       $ 101,838      $   68,775      $  57,300
 Investing activities ............................      (12,241)        (99,067)        (17,907)         (6,851)        (4,859)
 Financing activities ............................   $ (120,944)     $   42,853       $ (59,082)        (57,463)     $ (77,631)
OTHER DATA
Depreciation and amortization(g) .................   $   34,453      $   37,032       $  36,496      $   28,355      $  27,520
EBITDA(h) ........................................       88,178         118,332         129,977         117,907        110,020
Capital expenditures(i):
 Maintenance and growth ..........................       11,033          21,250          23,218          17,464         14,050
 Acquisitions ....................................   $    4,768      $   98,012       $      --      $       --      $      --
Retail propane gallons sold ......................      524,276         523,975         524,728         455,988        491,451

(a) Our 2000 fiscal year contained 53 weeks. All other fiscal years contained 52 weeks.


(b) Includes the results from the November 1999 acquisition of certain subsidiaries of SCANA Corporation, accounted for under the purchase method, from the date of acquisition.


(c) We incurred expenses of $18.9 million in connection with the recapitalization transaction described in Note 1 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 27, 2003 which is incorporated herein by reference. These expenses included $7.6 million representing cash expenses and $11.3 million representing non-cash charges associated with the accelerated vesting of restricted common units.


(d) These amounts include, in addition to the gain on sale of assets and the gain on sale of storage facility, gains from the disposal of property, plant and equipment of $0.6 million for fiscal year 1999, $1.0 million for fiscal year 2000, $3.8 million for fiscal year 2001, $0.5 million for fiscal year 2002 and $0.6 million for fiscal year 2003.


(e) Gain on sale of customer service centers consists of nine customer service centers we sold during fiscal year 2003 for total cash proceeds of approximately $7.2 million. We recorded a gain on sale of approximately $2.5 million, which has been accounted for within discontinued operations pursuant to SFAS No. 144. Prior period results of operations attributable to these nine customer service centers were not significant and, as such, prior period results have not been reclassified to remove financial results from continuing operations.


(f) Basic net income per limited partner unit is computed by dividing net income, after deducting our general partner's interest, by the weighted average number of outstanding common units. Diluted net income per limited partner unit is computed by dividing net income, after deducting the general partner's approximate 2% interest, by the weighted average number of outstanding common units and time vested restricted units granted under our 2000 Restricted Unit Plan.



(g) Depreciation and amortization expense for the year ended September 28, 2002 reflects the early adoption of SFAS No. 142 as of September 30, 2001 (the beginning of our 2002 fiscal year). SFAS No. 142 eliminated the requirement to amortize goodwill and certain intangible assets. Amortization expense for the year ended September 28, 2002 reflects approximately $7.4 million lower amortization expense compared to the year ended September 29, 2001 as a result of the elimination of amortization expense associated with goodwill.


(h) EBITDA represents net income before deducting interest expense, income taxes, depreciation and amortization. Our management uses EBITDA as a measure of liquidity and we are including it because we believe that it provides our investors and industry analysts with additional information to evaluate our ability to meet our debt service obligations and to pay our quarterly distributions to holders of our common units. Moreover, our existing senior note agreements and our revolving credit agreement require us to use EBITDA as a component in calculating our leverage and interest coverage ratios. EBITDA is not a recognized term under GAAP and should not be considered as an alternative to net income or net cash provided by operating activities determined in accordance with GAAP. Because EBITDA, as determined by us excludes some, but not all, items that affect net income, it may not be comparable to EBITDA or similarly titled measures used by other companies. The following table sets forth (i) our calculation of EBITDA and (ii) a reconciliation of EBITDA, as so calculated, to our net cash provided by operating activities (amounts in thousands):



                                                                                     YEAR ENDED
                                                   ------------------------------------------------------------------------------
                                                    SEPTEMBER 25,   SEPTEMBER 30,   SEPTEMBER 29,   SEPTEMBER 28,   SEPTEMBER 27,
                                                         1999            2000            2001            2002           2003
                                                   --------------- --------------- --------------- --------------- --------------
Net income .......................................   $   22,439       $  38,532       $  53,510       $  53,524      $  48,669
Add:
 Provision for income taxes ......................           68             234             375             703            202
 Interest expense, net ...........................       31,218          42,534          39,596          35,325         33,629
 Depreciation and amortization ...................       34,453          37,032          36,496          28,355         27,520
                                                     ----------       ---------       ---------       ---------      ---------
EBITDA ...........................................       88,178         118,332         129,977         117,907        110,020
                                                     ----------       ---------       ---------       ---------      ---------
Add/(subtract):
 Provision for income taxes ......................          (68)           (234)           (375)           (703)          (202)
 Interest expense, net ...........................      (31,218)        (42,534)        (39,596)        (35,325)       (33,629)
 Gain on disposal of property, plant and
  equipment, net .................................         (578)        (11,313)         (3,843)           (546)          (636)
 Gain on sale of customer service
  centers ........................................           --              --              --              --         (2,483)
 Gain on sale of storage facility ................           --              --              --          (6,768)            --
 Changes in working capital and other
  assets and liabilities .........................       25,444          (4,784)         15,675          (5,790)       (15,770)
                                                     ----------       ---------       ---------       ---------      ---------
Net cash provided by operating activities ........   $   81,758       $  59,467       $ 101,838       $  68,775      $  57,300
                                                     ==========       =========       =========       =========      =========
Net cash used in investing activities ............   $  (12,241)      $ (99,067)      $ (17,907)      $  (6,851)     $  (4,859)
                                                     ==========       =========       =========       =========      =========
Net cash used in financing activities ............   $ (120,944)      $  42,853       $ (59,082)      $ (57,463)     $ (77,631)
                                                     ==========       =========       =========       =========      =========

(i) Our capital expenditures fall generally into three categories: (i) maintenance expenditures, which include expenditures for repair and replacement of property, plant and equipment, (ii) growth capital expenditures, which include new propane tanks and other equipment to facilitate expansion of our customer base and operating capacity; and (iii) acquisition capital expenditures, which include expenditures related to the acquisition of propane and other retail operations and a portion of the purchase price allocated to intangibles associated with such acquired businesses.

                AGWAY ENERGY SELECTED FINANCIAL AND OTHER DATA

     The following financial data of Agway Energy, insofar as it relates to each of the fiscal years 2001 through 2003, has been derived from the audited combined consolidated financial statements, including the combined consolidated balance sheets at June 30, 2003 and 2002 and the related combined consolidated statements of operations and of cash flows for the years ended June 30, 2003, 2002 and 2001 and the notes thereto incorporated by reference in this prospectus supplement. The combined financial statement data for the three months ended September 30, 2003 and 2002 is unaudited data derived from Agway Energy's accounting records.


(Amounts in thousands)

                                                         YEAR ENDED                   THREE MONTHS ENDED (A)
                                           -------------------------------------- ------------------------------
                                             JUNE 30,     JUNE 30,     JUNE 30,    SEPTEMBER 30,   SEPTEMBER 30,
                                               2001         2002         2003           2002           2003
                                           ------------ ------------ ------------ --------------- --------------
STATEMENT OF OPERATIONS DATA
 Revenues ................................  $ 724,474    $ 535,070     $686,625      $  98,581       $111,598
 Costs and expenses ......................    697,052      516,504      652,400        109,131        120,541
 Income (loss) before interest
   expense and provision for
   income taxes ..........................     27,422       18,566       34,225        (10,550)        (8,943)
 Interest expense, net ...................      5,412        5,517        5,014          1,142          1,125
 Provision (benefit) for income taxes.....      7,597        5,567       10,843         (4,934)        (4,178)
 Net income (loss) .......................  $  13,356    $   7,482     $ 18,368      $  (6,758)      $ (5,890)
BALANCE SHEET DATA (END OF PERIOD)
  Current assets ....................................    $  74,361     $ 84,440      $  82,392       $ 86,455
  Total assets ......................................      154,750      176,794        164,340        185,140
  Current liabilities ...............................       64,044       67,713         72,769         80,987
  Total liabilities .................................    $  91,662     $ 95,481      $ 104,301       $109,140
STATEMENT OF CASH FLOWS DATA
 Cash provided by (used in)
   Operating activities ..................  $  21,947    $  57,013     $ 19,079      $   3,475       $  8,446
   Investing activities ..................     (8,269)      (5,273)      (9,753)        (1,863)        (1,729)
   Financing activities ..................  $ (10,754)   $ (52,600)    $ (8,312)     $  (1,361)      $ (7,022)
OTHER DATA
 Depreciation and amortization ...........  $   7,470    $   7,148     $  6,865      $   1,704       $  1,777
 EBITDA (b) ..............................     34,892       25,714       41,090         (8,846)        (7,166)
 Capital expenditures ....................  $  10,536    $   5,886     $ 10,151      $   1,944       $  1,862
 Retail propane gallons sold .............     99,385       88,342      106,282         12,427         12,792
 Retail refined fuels gallons sold .......    444,818      371,189      356,795         65,740         61,083

(a) The retail distribution of propane and fuel oil is a seasonal business because of their primary use as sources of heat in residential and commercial buildings. Consequently, sales and operating profits are concentrated during the six-month peak heating season from October through March. Accordingly, lower operating profits and either net losses or lower net income during the period from April through September are expected.

(b) EBITDA represents net income before deducting interest expense, income taxes, depreciation and amortization. Our management uses EBITDA as a measure of liquidity and we are including it because we believe that it provides our investors and industry analysts with additional information to evaluate our ability to meet our debt service obligations and to pay our quarterly distributions to holders of our common units. Moreover, our existing senior note agreements and our revolving credit agreement require us to use EBITDA as a component in calculating our leverage and interest coverage ratios. EBITDA is not a recognized term under generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income or cash flow provided by operating activities determined in accordance with GAAP. Because EBITDA, as determined by us, excludes some, but not all, items that affect net income, it may not be comparable to EBITDA or similarly titled measures used by other companies. The following table sets forth (i) our calculation of EBITDA and (ii) a reconciliation of EBITDA, as so calculated, to Agway Energy's net cash provided by operating activities (amounts in thousands).

                                                                  YEAR ENDED                     THREE MONTHS ENDED
                                                    -------------------------------------- ------------------------------
                                                      JUNE 30,     JUNE 30,     JUNE 30,    SEPTEMBER 30,   SEPTEMBER 30,
                                                        2001         2002         2003           2002           2003
                                                    ------------ ------------ ------------ --------------- --------------
Net income (loss) .................................  $  13,356    $   7,482    $  18,368      $ (6,758)       $ (5,890)
Add:
 Provision (benefit) for income taxes .............      7,597        5,567       10,843        (4,934)         (4,178)
 Interest expense, net ............................      5,412        5,517        5,014         1,142           1,125
 Depreciation and amortization ....................      7,470        7,148        6,865         1,704           1,777
 Cumulative effect of accounting change ...........      1,057           --           --            --              --
                                                     ---------    ---------    ---------      --------        --------
EBITDA ............................................     34,892       25,714       41,090        (8,846)         (7,166)
                                                     ---------    ---------    ---------      --------        --------
Add (subtract):
 (Provision) benefit for income taxes .............     (7,597)      (5,567)     (10,843)        4,934           4,178
 Interest expense, net ............................     (5,412)      (5,517)      (5,014)       (1,142)         (1,125)
 Gain on disposal of property, plant and
  equipment, net ..................................       (982)        (227)        (114)          (39)            (36)
Cumulative effect of accounting change ............     (1,057)          --           --            --              --
 Changes in working capital and other assets
  and liabilities .................................      2,103       42,610       (6,040)        8,568          12,595
                                                     ---------    ---------    ---------      --------        --------
Net cash provided by operating activities .........  $  21,947    $  57,013    $  19,079      $  3,475        $  8,446
                                                     =========    =========    =========      ========        ========
Net cash used in investing activities .............  $  (8,269)   $  (5,273)   $  (9,753)     $ (1,863)       $ (1,729)
                                                     =========    =========    =========      ========        ========
Net cash used in financing activities .............  $ (10,754)   $ (52,600)   $  (8,312)     $ (1,361)       $ (7,022)
                                                     =========    =========    =========      ========        ========

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS


     The unaudited pro forma condensed combined financial statements give effect to the Acquisition under the purchase method of accounting. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable and factually supportable. A final determination of purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not been made. Accordingly, the purchase accounting adjustments made in connection with the development of the unaudited pro forma condensed combined financial statements are preliminary and have been made solely for purposes of presenting such pro forma combined financial information. The unaudited pro forma condensed combined financial statements do not purport to represent what our financial position or results of operations would have been if the purchase transaction had occurred on the dates indicated below, nor do they purport to project our results of operations for any future period.


     The unaudited pro forma condensed combined balance sheet as of September 27, 2003 was prepared by combining our audited consolidated balance sheet as of September 27, 2003 and the audited combined balance sheet of Agway Energy as of June 30, 2003, giving effect to the pending Acquisition and the completion of this offering and the concurrent private placement of senior notes due 2013 as though they had been completed on September 27, 2003. The unaudited pro forma condensed combined statement of operations for the period presented combines our historical consolidated statement of operations for the year ended September 27, 2003 and the historical combined statement of operations of Agway Energy for the year ended June 30, 2003, giving effect to the Acquisition and the completion of this offering and the concurrent private placement of senior notes due 2013 as if they had occurred on September 29, 2002 (the beginning of our 2003 fiscal year). The unaudited pro forma condensed combined statement of operations does not give effect to any cost savings or other operating efficiencies that are expected to result from the integration of the operations of Agway Energy with our operations, including from the integration of back office functions, office space and certain field operations.

             UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                           AS OF SEPTEMBER 27, 2003
                                (IN THOUSANDS)




                                                 HISTORICAL
                                                  SUBURBAN      HISTORICAL          PRO FORMA         PRO FORMA
                                                  PROPANE      AGWAY ENERGY        ADJUSTMENTS        COMBINED
                                                -----------   --------------   -------------------   ----------
ASSETS
Current assets:
 Cash and cash equivalents ..................   $ 15,765         $  4,180      $(4,180 )(a)          $ 23,690
                                                                                        7,925 (b)
 Accounts receivable, less allowance for
   doubtful accounts ........................     36,437           57,842                  --          94,279
 Inventories ................................     41,510           12,150                  --          53,660
 Deferred tax assets ........................         --            2,259              (2,259)(a)         450
                                                                                          450 (c)
 Prepaid expenses and other current
   assets ...................................      5,200            8,009              (7,548)(a)       8,101
                                                                                        2,440 (d)
                                                --------         --------      --------------        --------
   Total current assets .....................     98,912           84,440              (3,172)        180,180
Property, plant and equipment, net ..........    312,790           78,567              26,433 (e)     417,790
Goodwill ....................................    243,236               --              23,926 (f)     267,162
Other intangible assets, net ................      1,035              388                (388)(a)      51,035
                                                                                       50,000 (e)
Receivable from Agway, Inc. .................         --           12,723             (12,723)(a)          --
Other assets ................................      9,657              676                (676)(a)      18,190
                                                                                        4,000 (g)
                                                                                        4,533 (d)
                                                --------         --------      --------------        --------
   Total assets .............................   $665,630         $176,794          $   91,933        $934,357
                                                ========         ========      ==============        ========
LIABILITIES AND PARTNERS'
 CAPITAL/COMBINED EQUITY
Current liabilities:
 Accounts payable ...........................   $ 26,204         $ 13,344          $       --        $ 39,548
 Current portion of long-term borrowings.....     42,911               --                  --          42,911
 Customer deposits and advances .............     23,958           18,821                  --          42,779
 Other current liabilities ..................     44,640           35,548             (29,444)(a)      50,744
                                                --------         --------      --------------        --------
   Total current liabilities ................    137,713           67,713             (29,444)        175,982
Long-term borrowings ........................    340,915               --             150,000 (h)     490,915
Deferred tax liabilities ....................         --           12,849             (12,849)(a)          --
Pension and other postretirement benefit
 obligations ................................     75,571               --                  --          75,571
Other liabilities ...........................     27,353           14,919             (10,386)(a)      31,886
                                                --------         --------      --------------        --------
   Total liabilities ........................    581,552           95,481              97,321         774,354
                                                --------         --------      --------------        --------
Partners' capital/combined equity ...........     84,078           81,313             (81,313)(a)     160,003
                                                                                       75,925 (i)
                                                --------         --------      --------------        --------
   Total liabilities and partners'
    capital/combined equity .................   $665,630         $176,794          $   91,933        $934,357
                                                ========         ========      ==============        ========

See accompanying notes.

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 27, 2003
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)




                                                  HISTORICAL
                                                   SUBURBAN       HISTORICAL         PRO FORMA          PRO FORMA
                                                   PROPANE       AGWAY ENERGY       ADJUSTMENTS          COMBINED
                                                -------------   --------------   -----------------   ---------------
Revenues
 Propane, fuel oil and other fuels ..........     $ 680,741        $615,364         $       --         $ 1,296,105
 Other ......................................        90,938          71,261                 --             162,199
                                                  ---------        --------         ----------         -----------
                                                    771,679         686,625                 --           1,458,304
Costs and expenses
 Cost of products sold ......................       376,783         472,341                 --             849,124
 Operating ..................................       250,698         154,945                 --             405,643
 Selling, general and administrative ........        36,661          18,249             (2,300)(j)          52,610
 Depreciation and amortization ..............        27,520           6,865             (6,865)(k)          36,120
                                                                                         8,600 (l)
                                                  ---------        --------         ----------         -----------
                                                    691,662         652,400               (565)          1,343,497
                                                  ---------        --------         ----------         -----------
Income before interest expense and
 provision for income taxes .................        80,017          34,225                565             114,807
Interest expense, net .......................        33,629           5,014             (5,014)(k)          45,654
                                                                                        12,025 (m)
                                                  ---------        --------         ----------         -----------
Income before provision for income taxes.....        46,388          29,211             (6,446)             69,153
Provision for income taxes ..................           202          10,843            (10,843)(k)           4,202
                                                                                         4,000 (n)
                                                  ---------        --------         ----------         -----------
Income from continuing operations (o) .......     $  46,186        $ 18,368         $      397         $    64,951
                                                  =========        ========         ==========         ===========
General Partner's interest in income from
 continuing operations ......................     $   1,129                                            $     1,588
                                                  ---------                                            -----------
Limited Partners' interest in income from
 continuing operations ......................     $  45,057                                            $    63,363
                                                  =========                                            ===========
Income from continuing operations per
 common unit--basic .........................     $    1.78                                            $      2.27
                                                  =========                                            ===========
Weighted average number of common
 units outstanding--basic ...................        25,359                                                 27,959
                                                  =========                                            ===========
Income from continuing operations per
 common unit--diluted .......................     $    1.77                                            $      2.26
                                                  =========                                            ===========
Weighted average number of common
 units outstanding--diluted .................        25,495                                                 28,095
                                                  =========                                            ===========

See accompanying notes.

The consideration to be paid and preliminary purchase price allocation based upon estimated fair values are as follows (in thousands):



Cash consideration to be paid at closing ..............................................   $206,000
Estimated Acquisition-related costs and expenses, including fees for investment
 bankers, attorneys, accountants and other out-of-pocket costs ........................      8,000
                                                                                          --------
Total cost of Acquisition .............................................................   $214,000
                                                                                          ========
Net working capital ...................................................................   $ 34,624
Property, plant and equipment .........................................................    105,000
Identifiable intangible assets, including customer lists and non-compete agreements ...     50,000
Deferred tax assets ...................................................................        450
Goodwill ..............................................................................     23,926
                                                                                          --------
Total cost of Acquisition .............................................................   $214,000
                                                                                          ========

     In preparing the unaudited pro forma condensed combined financial statements, we have made adjustments to the historical financial statements related to the Acquisition in the purchase business combination of certain assets of Agway Energy, including the financing in connection with this Acquisition. The pre-Acquisition historical results of operations for Agway Energy are presented separately from Acquisition adjustments. The pro forma adjustments for the dates specified above are as follows:

(a) Reflects the elimination of assets not acquired and liabilities not assumed by us and the elimination of Agway Energy's equity accounts.


(b) Reflects the combined net proceeds of $221.8 million from the public offering of common units offered hereby ($75.9 million net of underwriting discounts and offering expenses) and the concurrent private placement of $150.0 million senior notes due 2013 ($145.9 million net of estimated bank fees) to finance the Acquisition and estimated Acquisition-related costs and expenses of $8.0 million. The remaining net proceeds of $7.9 million are expected to be used to fund estimated costs to integrate the operations of Agway Energy with our operations.

(c) Reflects deferred tax asset established in connection with temporary differences related to the allowance for bad debts.

(d) Agway Energy's combined balance sheet as of June 30, 2003 included an environmental reserve in the amount of $7.0 million ($2.5 million within other current liabilities and $4.5 million within other liabilities). Based on our current best estimate of future costs for environmental investigations, remediation and ongoing monitoring activities associated with acquired properties with either known or probable environmental exposures, the pro forma combined current and noncurrent liabilities reflect such reserve amounts. Under the Purchase Agreement, Agway, Inc. has set aside $15.0 million from the total purchase price in a separate escrow account to fund such future environmental costs and expenses. Accordingly, this adjustment is to record a corresponding asset of $7.0 million ($2.5 million within other current assets and $4.5 million within other assets) related to the future reimbursement from escrowed funds for environmental spending. Under the terms of the Purchase Agreement, the escrowed funds will be used to fund such environmental remediation costs during the first three years following the closing date of the Acquisition. Subject to amounts withheld with respect to any pending claims made prior to the third anniversary of the closing date of the Acquisition, any remaining escrowed funds will be remitted to Agway, Inc. at the end of the three-year period.

(e) Reflects the pro forma allocation of the purchase price to record property, plant and equipment acquired at their estimated fair value and to establish an estimate of the fair value of identifiable intangible assets. Acquired property, plant and equipment consist primarily of land and improvements; buildings and improvements; transportation equipment; storage facilities; and equipment, primarily tanks and cylinders. For purposes of the pro forma adjustments, we have estimated a composite life of 20 years for property, plant and equipment. The composite life is calculated by taking the weighted average lives of the separate asset groups with useful lives ranging from 3 to 40 years. Identifiable intangible assets consist primarily of customer lists, with an estimated amortization period of 15 years, and non-compete agreements to be amortized over the periods of the related agreements.

(f) Reflects the establishment of goodwill related to the estimate of the excess of the total cost of the Acquisition over the fair value of assets acquired and liabilities assumed. Goodwill recorded in connection with this Acquisition will not be amortized in accordance with SFAS No. 142. For purposes of the pro forma presentation, the allocation of the purchase price to the assets acquired and liabilities assumed was based on our preliminary assessment of fair values. It is possible that an additional portion of the purchase price may be allocated to identifiable intangible assets or property, plant and equipment, thus reducing the amount of excess purchase price to be allocated to goodwill. For every $1.0 million reduction in goodwill for additional value to be assigned to identifiable intangible assets or property, plant and equipment, depreciation and amortization expense would increase by approximately $0.1 million assuming a 10-year useful life.

(g) Reflects pro forma adjustment to record estimated debt issuance costs to be paid in connection with the private placement of $150.0 million of senior notes due 2013 to finance the Acquisition.

(h) Reflects the pro forma adjustment to long-term debt to reflect the private placement of $150.0 million of senior notes due 2013 to finance a portion of the Acquisition and related costs and expenses.

(i) Reflects the pro forma adjustment to partners' capital to reflect estimated net proceeds of $75.9 million from the issuance of 2,600,000 common units in a public offering of common units at an offering price of $30.90 per common unit.

(j) Reflects the pro forma adjustment to eliminate postretirement medical expenses included within Agway Energy's historical statement of operations. Under the terms of the Purchase Agreement, we have not assumed the retiree medical plan of Agway Energy nor did we assume any of the associated liabilities for the plan. Our postretirement medical plan was frozen to new participants effective January 1, 2000 and, as such, comparable benefits will not be provided by us.

(k) Reflects the adjustment to eliminate the Agway Energy historical depreciation and amortization expense, interest expense and provision for income taxes.

(l) Reflects pro forma adjustment to depreciation and amortization expense based on the portion of the purchase price preliminarily allocated to property, plant and equipment and amortizable intangible assets based on the composite useful life of property, plant and equipment and a 15-year life for intangible assets, as described in (e) above, recorded on a straight-line basis.

(m) Reflects pro forma interest expense related to the estimated $150.0 million private placement of senior notes due 2013 to be used to finance the Acquisition at an assumed interest rate commensurate with those of similarly situated companies, as well as amortization of debt issuance costs over a period of 10 years.

(n) Reflects pro forma income taxes for the portion of the acquired assets and operations that will not be operated by our operating partnership.

(o) Income from continuing operations does not include a gain on the sale of nine customer service centers in the amount of $2.5 million reported within our historical statement of operations for the year ended September 27, 2003 as the gain was reflected within discontinued operations under SFAS No. 144.

                                    BUSINESS


                                 INTRODUCTION

     We are a publicly traded Delaware limited partnership. Through our operating partnership and its subsidiaries, we engage in the retail and wholesale marketing of propane and related appliances, parts and services. We believe, based on LP/Gas Magazine dated February 2003, that we were the third largest retail marketer of propane in the United States, measured by retail gallons sold in the year 2002. As of September 27, 2003, we were serving approximately 750,000 active residential, commercial, industrial and agricultural customers from approximately 320 customer service centers in 40 states located primarily in the east and west coast regions of the country. We sold approximately 491.5 million gallons of propane to retail customers during our last fiscal year, which ended September 27, 2003. During the same year, we sold an additional 31.7 million gallons of propane at wholesale, primarily to large industrial end-users and other propane distributors. Together with our predecessor companies, we have been continuously engaged in the retail propane business since 1928. For a description of the business of Agway Energy, see "The Acquisition."


                              INDUSTRY BACKGROUND

     Propane is a by-product of natural gas processing and petroleum refining. It is a clean-burning energy source recognized for its transportability and ease of use relative to alternative forms of stand-alone energy sources. Propane use falls into three broad categories:

     o    residential and commercial applications;

     o    industrial applications; and

     o    agricultural uses.

     In the residential and commercial markets, propane is used primarily for space heating, water heating, clothes drying and cooking. Industrial customers use propane generally as a motor fuel to power over-the-road vehicles, forklifts and stationary engines, to fire furnaces, as a cutting gas and in other process applications. In the agricultural market, propane is used most often for tobacco curing, crop drying, poultry brooding and weed control.

     Propane is extracted from natural gas or oil wellhead gas at processing plants or separated from crude oil during the refining process. It is normally transported and stored in a liquid state under moderate pressure or refrigeration for ease of handling in shipping and distribution. When the pressure is released or the temperature is increased, it becomes a flammable gas that is colorless and odorless, although an odorant is added to allow its detection. Propane is clean burning and when consumed produces only negligible amounts of pollutants.


                                 OUR STRATEGY

     Our business strategy is to deliver increasing value to our unitholders through initiatives, both internal and external, that are geared toward achieving sustainable profitable growth and increased quarterly distributions. We pursue this business strategy through a combination of:

     o an internal focus on enhancing customer service, growing and retaining our customer base and improving the efficiency of operations; and

     o acquisitions of businesses to complement or supplement our core propane operations.

     Over the past several years, we have focused on improving the efficiency of our operations and our cost structure, strengthening our balance sheet and distribution coverage and building a platform for growth. We continue to pursue internal growth of our existing propane operations and to foster the growth of related retail and service operations that can benefit from our infrastructure and national presence. We invest in enhancements to our technology infrastructure to increase operating efficiencies and to develop marketing programs and incentive compensation arrangements focused on customer growth and retention. We measure and reward the success of our customer service centers based on a combination of profitability of the individual customer service center, customer growth and satisfaction statistics and asset utilization measures. Additionally, we continuously evaluate our existing facilities to identify opportunities to optimize our return on assets by selectively divesting operations in slower growing markets and seek to reinvest in markets that present more opportunities for growth.

     In addition to our internal growth strategies, we have evaluated several acquisition opportunities both within the propane sector, as well as in other energy-related businesses, in an effort to accelerate our overall growth strategy. Our acquisition strategy is to focus on businesses with a relatively steady cash flow that will either extend our presence in strategically attractive propane markets, complement our existing network of propane operations or provide an opportunity to diversify our operations with other energy-related assets. In this regard, we believe that the Acquisition significantly enhances our position in the northeast propane market and expands our product and service offerings to further support our overall growth objectives.


                       PRODUCTS, SERVICES AND MARKETING

     We distribute propane through a nationwide retail distribution network consisting of approximately 320 customer service centers in 40 states as of September 27, 2003. Our operations are concentrated in the east and west coast regions of the United States. In fiscal 2003, we served approximately 750,000 active customers. Approximately two-thirds of our retail propane volume has historically been sold during the six month peak heating season from October through March, as many customers use propane for heating purposes. Typically, customer service centers are found in suburban and rural areas where natural gas is not readily available. Generally, such locations consist of an office, appliance showroom, warehouse and service facilities, with one or more 18,000 to 30,000 gallon storage tanks on the premises. Most of our residential customers receive their propane supply pursuant to an automatic delivery system that eliminates the customer's need to make an affirmative purchase decision. From our customer service centers, we also sell, install and service equipment related to our propane distribution business, including heating and cooking appliances, hearth products and supplies and, at some locations, propane fuel systems for motor vehicles.

     We sell propane primarily to six customer markets: residential, commercial, industrial (including engine fuel), agricultural, other retail users and wholesale. Approximately 94% of the gallons sold by the Partnership in fiscal 2003 were to retail customers: 41% to residential customers, 30% to commercial customers, 10% to industrial customers, 6% to agricultural customers and 13% to other retail users. The balance of approximately 6% of the gallons sold by us in fiscal 2003 was for risk management activities and wholesale customers. Sales to residential customers in fiscal 2003 accounted for approximately 59% of our margins on propane sales, reflecting the higher-margin nature of the residential market. No single customer accounted for 10% or more of our revenues during fiscal 2003.

     Retail deliveries of propane are usually made to customers by means of bobtail and rack trucks. Propane is pumped from the bobtail truck, with capacities ranging from 2,125 gallons to 2,975 gallons of propane, into a stationary storage tank on the customer's premises. The capacity of these storage tanks ranges from approximately 100 gallons to approximately 1,200 gallons, with a typical tank having a capacity of 300 to 400 gallons. We also deliver propane to retail customers in portable cylinders, which typically have a capacity of 5 to 35 gallons. When these cylinders are delivered to customers, empty cylinders are refilled in place or transported for replenishment at our distribution locations. We also deliver propane to certain other bulk end users of propane in larger trucks known as transports (which have an average capacity of approximately 9,000 gallons). End-users receiving transport deliveries include industrial customers, large-scale heating accounts, such as local gas utilities that use propane as a supplemental fuel to meet peak load deliverability requirements, and large agricultural accounts that use propane for crop drying. Propane is generally transported from refineries, pipeline terminals, storage facilities (including our storage facilities in Elk Grove, California and Tirzah, South Carolina), and coastal terminals to our customer service centers by a combination of common carriers, owner-operators and railroad tank cars.

     In our wholesale operations, we principally sell propane to large industrial end-users and other propane distributors. The wholesale market includes customers who use propane to fire furnaces, as a cutting gas and in other process applications. Due to the low margin nature of the wholesale market as compared to the retail market, we have selectively reduced our emphasis on wholesale marketing over the last few years. Accordingly, sales of wholesale gallons during fiscal 2003 decreased in comparison to fiscal 2002, which also decreased from fiscal 2001.


                                PROPANE SUPPLY

     We purchase propane from nearly 70 oil companies and natural gas processors at approximately 180 supply points located in the United States and Canada. We make purchases primarily under one-year agreements that are subject to annual renewal, but we also purchase propane on the spot market. Supply contracts generally provide for pricing in accordance with posted prices at the time of delivery or the current prices established at major storage points, and some contracts include a pricing formula that typically is based on prevailing market prices. Some of these agreements provide maximum and minimum seasonal purchase guidelines. We use a number of interstate pipelines, as well as railroad tank cars and delivery trucks to transport propane from suppliers to storage and distribution facilities.

     Historically, supplies of propane from our customary sources have been readily available. Although we make no assurance regarding the availability of supplies of propane in the future, we currently expect to be able to secure adequate supplies during fiscal 2004. During fiscal 2003, Dynegy Liquids Marketing and Trade and Enterprise Products Operating L.P. accounted for approximately 21% and 13%, respectively, of our total domestic propane supply. The availability of our propane supply is dependent upon several factors, including the severity of winter weather and the price and availability of competing fuels such as natural gas and heating oil. We believe that if supplies from Dynegy or Enterprise were interrupted, we would be able to secure adequate propane supplies from other sources without a material disruption of our operations. Nevertheless, the cost of acquiring such propane might be higher and, at least on a short-term basis, margins could be affected. Aside from these two suppliers, no single supplier accounted for more than 10% of our total domestic propane supply in fiscal 2003. During that year, approximately 98% of our total propane purchases were from domestic suppliers.

     We seek to reduce the effect of propane price volatility on our product costs and to help ensure the availability of propane during periods of short supply. We are currently a party to propane futures transactions on the New York Mercantile Exchange and to forward and option contracts with various third parties to purchase and sell product at fixed prices in the future. These activities are monitored by our senior management through enforcement of our commodity trading policy.

     We operate large propane storage facilities in California and South Carolina. We also operate smaller storage facilities in other locations and have rights to use storage facilities in additional locations. As of September 27, 2003 the majority of the storage capacity in California and South Carolina was leased to third parties. These storage facilities enable us to buy and store large quantities of propane during periods of low demand and lower prices, which generally occur during the summer months. This practice helps ensure that we have a more secure supply of propane during periods of intense demand or price instability.


                                  TRADEMARKS

     We utilize a variety of trademarks and trade names owned by us, including "Suburban Propane," "Gas Connection," and "Suburban @ Home." We regard our trademarks, trade names and other proprietary rights as valuable assets and believe that they may have significant value in the marketing of our products.


                                  COMPETITION

     According to the Energy Information Administration, propane accounts for approximately 4% of household energy consumption in the United States. This level has not changed materially over the previous two decades. As an energy source, propane competes primarily with electricity, natural gas and fuel oil, principally on the basis of price, availability and portability.

     Propane is more expensive than natural gas on an equivalent British Thermal Unit basis in locations served by natural gas, but it is an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Historically, the expansion of natural gas into traditional propane markets has been inhibited by the capital costs required to expand pipeline and retail distribution systems. Although the recent extension of natural gas pipelines to previously unserved geographic areas tends to displace propane distribution in those areas, we believe new opportunities for propane sales have been arising as new neighborhoods are developed in geographically remote areas.

     We also have some relative advantages over suppliers of other sources of energy. For example, propane is generally less expensive to use than electricity for space heating, water heating, clothes drying and cooking. Fuel oil has not been a significant competitor due to the current geographical diversity of our operations, and propane and fuel oil compete to a lesser extent because of the cost of converting from one to the other.

     In addition to competing with suppliers of other sources of energy, we compete with other retail propane distributors. Competition in the retail propane industry is highly fragmented and generally occurs on a local basis with other large full-service multi-state propane marketers, thousands of smaller local independent marketers and farm cooperatives. Based on industry statistics contained in 2001 Sales of Natural Gas Liquids and Liquified Refinery Gases, as published by the American Petroleum Institute in November 2002, and LP/Gas Magazine dated February 2003, the ten largest retailers, including us, account for approximately 29% of the total retail sales of propane in the United States, and that no single marketer has a greater than 10% share of the total retail market in the United States. Based on industry statistics contained in 2001 Sales of Natural Gas Liquids and Liquified Refinery Gases, as published by the American Petroleum Institute in November 2002, we accounted for approximately 4.4% of the domestic retail market for propane during the year 2001.

     Most of our customer service centers compete with five or more other marketers or distributors. However, each of our customer service centers operates in its own competitive environment because retail marketers tend to locate in close proximity to customers in order to lower the cost of providing service. Our typical customer service center has an effective marketing radius of approximately 50 miles, although in certain rural areas the marketing radius may be extended by a satellite office.

                       ENVIRONMENTAL AND SAFETY MATTERS

     We are subject to various federal, state and local environmental, health and safety laws and regulations. Generally, these laws impose limitations on the discharge of pollutants and establish standards for the handling of solid and hazardous wastes and can require the investigation and cleanup of environmental contamination. These laws include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Clean Air Act, the Occupational Safety and Health Act, the Emergency Planning and Community Right to Know Act, the Clean Water Act and comparable state statutes. CERCLA, also known as the "Superfund" law, imposes joint and several liability without regard to fault or the legality of the original conduct on certain classes of persons that are considered to have contributed to the release or threatened release of a "hazardous substance" into the environment. Propane is not a hazardous substance within the meaning of CERCLA; however, we own real property at locations where hazardous substances may exist as a result of prior activities.

     National Fire Protection Association Pamphlets No. 54 and No. 58, which establish rules and procedures governing the safe handling of propane, or comparable regulations, have been adopted, in whole, in part or with state addenda, as the industry standard in all states in which we operate. In some states these laws are administered by state agencies, and in others they are administered on a municipal level. Pamphlet No. 58 has adopted storage tank valve retrofit requirements due to be complete by June 2011. A program is in place to meet the deadline. We also are subject to regulations promulgated under the Federal Motor Carrier Safety Act with respect to the transportation of propane by truck. These regulations cover the transportation of hazardous materials and are administered by the United States Department of Transportation. We conduct ongoing training programs to help ensure that our operations comply with applicable safety regulations. We also maintain various permits that are necessary to operate our facilities, some of which may be material to our operations. We believe that our procedures for the handling, storage and distribution of propane are consistent with industry standards and comply in all material respects with applicable laws and regulations.

     The Department of Transportation has established regulations addressing emergency discharge control issues. The regulations, which became effective as of July 1, 1999, required us to modify the inspection and record keeping procedures for our cargo tank vehicles. A schedule of compliance is set forth within the regulations. We have implemented the required discharge control systems and comply, in all material respects, with current regulatory requirements.

     Future developments, such as stricter environmental, health or safety laws and regulations thereunder, could affect our operations. We do not anticipate that the costs of our compliance with environmental, health and safety laws and regulations, including CERCLA, will have a material adverse effect on our financial condition or results of operations. To the extent that there are any environmental liabilities unknown to us or environmental, health or safety laws or regulations are made more stringent, there can be no assurance that our financial condition or results of operations will not be materially and adversely affected.


                                   EMPLOYEES

     As of September 27, 2003, we had approximately 2,973 full time employees, of whom approximately 285 were engaged in general and administrative activities (including fleet maintenance), 29 were engaged in transportation and product supply activities and the balance were customer service center employees. As of September 27, 2003, approximately 145 of our employees were represented by 10 different local chapters of labor unions. We believe that our relations with both our union and non-union employees are satisfactory. From time to time, we also hire temporary workers to meet peak seasonal demands.


                                  PROPERTIES

     As of September 27, 2003, we owned approximately 70% of our customer service center and satellite locations and leased the balance of our locations from third parties. In addition, we own and operate a 22 million gallon refrigerated, above-ground propane storage facility in Elk Grove, California and a 60 million gallon underground propane storage cavern in Tirzah, South Carolina. Additionally, we own our principal executive offices located in Whippany, New Jersey.

     The transportation of propane requires specialized equipment. The trucks and railroad tank cars utilized for this purpose carry specialized steel tanks that maintain the propane in a liquefied state. As of September 27, 2003, we had a fleet of seven transport truck tractors, of which we owned five, and 251 railroad tank cars, all of which we leased. In addition, as of September 27, 2003, we used 1,148 bobtail and rack trucks, of which we owned approximately 27%, and 1,339 other delivery and service vehicles, of which approximately 29% were owned by us. Vehicles that are not owned by us are leased. As of September 27, 2003, we also owned approximately 771,700 customer storage tanks with typical capacities of 100 to 500 gallons, approximately 37,400 customer storage tanks with typical capacities of over 500 gallons, and approximately 137,700 portable cylinders with typical capacities of five to ten gallons.


                               LEGAL PROCEEDINGS

     Our operations are subject to all operating hazards and risks normally incidental to handling, storing, and delivering combustible liquids such as propane. As a result, we have been, and will continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business. We are self-insured for general and product, workers' compensation and automobile liabilities up to predetermined amounts above which third party insurance applies. We believe that the self-insured retentions and coverage we maintain are reasonable and prudent. Although any litigation is inherently uncertain, based on past experience, the information currently available to us, and the amount of our self-insurance reserves for known and unasserted self-insurance claims (which was approximately $28.6 million at September 27, 2003), we do not believe that these pending or threatened litigation matters, or known claims or known contingent claims, will have a material adverse effect on our results of operations, financial condition or our cash flow.


     On May 23, 2001, our operating partnership was named as an additional defendant in an action previously brought by Heritage Propane Partners, L.P. in the South Carolina Court of Common Pleas, Fifth Judicial Circuit, against SCANA Corporation and Cornerstone Ventures, L.P. (Heritage v. SCANA et al., Civil Action 01-CP-40-3262). Third party insurance and the self insurance reserves do not apply to this action. The amended complaint alleges, among other things, that SCANA breached a contract for the sale of propane assets and asserts claims against our operating partnership for wrongful interference with prospective advantage and civil conspiracy for allegedly interfering with Heritage's prospective contract with SCANA. Heritage claims that it is entitled to recover its alleged lost profits in the amount of $125.0 million and that all defendants are jointly and severally liable to it for this amount. On October 24, 2001, a motion by our operating partnership to dismiss the claims asserted against it was denied. Currently, discovery is ongoing among all parties. On February 6, 2003, Heritage filed a motion to amend its complaint to assert additional claims against all defendants, including three new claims against our operating partnership: aiding and abetting; misappropriation; and unjust enrichment. The court granted this motion. On May 5, 2003, our operating partnership filed a motion for summary judgment to dismiss the claims asserted against it in the original complaint filed against our operating partnership. We withdrew this motion for strategic reasons but intend to refile it at a later date. However, we cannot predict the outcome of this motion for summary judgment. Discovery is ongoing between all parties to the lawsuit. We do not anticipate that this matter will be tried before the Spring of 2004. We believe that the claims and proposed additional claims against our operating partnership are without merit and are defending the action vigorously. If this matter proceeds to trial, we cannot predict the outcome of this trial, or, if the trial is before a jury, what verdict the jury ultimately may reach. See "Risk Factors--Risks Inherent in Our Business--We are subject to litigation that is not covered by insurance and could adversely affect our operating results."

                                THE ACQUISITION

                      ACQUISITION OF AGWAY ENERGY ASSETS

     On November 10, 2003, we entered into an asset purchase agreement (the "Purchase Agreement") to acquire substantially all of the assets and operations of Agway Energy for $206.0 million in cash, subject to certain purchase price adjustments. Agway Energy, based in Syracuse, New York, is a leading regional marketer of propane, fuel oil, gasoline and diesel fuel primarily in New York, Pennsylvania, New Jersey and Vermont. We believe, based on LP/Gas Magazine dated February 2003, that Agway Energy is the eighth largest retail propane marketer in the United States, operating through approximately 139 distribution and sales centers. Agway Energy is also one of the leading marketers and distributors of fuel oil in the northeast region of the United States. To complement its core marketing and delivery business, Agway Energy installs and services a wide variety of home comfort equipment, particularly in the area of HVAC. Additionally, to a lesser extent, Agway Energy markets natural gas and electricity in New York and Pennsylvania. For its fiscal year ended June 30, 2003, Agway Energy served more than 400,000 active customers across all of its lines of business and sold approximately 106.3 million gallons of propane and approximately 356.8 million gallons of refined fuels, including fuel oil, gasoline and diesel fuel to residential, commercial and agricultural customers. For its fiscal year ended June 30, 2003, Agway Energy generated revenues of $686.6 million, EBITDA of $41.1 million and cash flow from operating activities of $19.1 million. See "Agway Energy Selected Financial and Other Data" for our calculation of EBITDA, as well as a reconciliation of EBITDA to cash provided by operating activities.

     We believe the Acquisition is consistent with our business strategy of prudently pursuing acquisitions of retail propane distributors and other energy-related businesses that can complement or supplement our core propane operations. The Acquisition is expected to provide many strategic benefits to us, including:

    o FURTHER STRENGTHENING OUR POSITION IN THE NORTHEAST ENERGY DISTRIBUTION MARKET

      Agway Energy is a well-known propane and fuel oil marketer in the northeast energy market, with approximately 139 distribution and sales centers and more than 400,000 active customers. The Acquisition will significantly expand our presence in the northeast retail propane market. Additionally, Agway Energy's extensive presence in the fuel oil delivery business expands our product offerings in the attractive northeast energy market. The Acquisition provides an opportunity to leverage our existing management expertise and technology to enhance operational efficiencies of our combined business.

    o YIELDING LONG-TERM COST SAVINGS

      The geography of Agway Energy's distribution and service centers overlaps with Suburban's in the northeast market. In the short-term, we expect synergies will come from integrating back office functions, office space and certain field operations. Additionally, we expect to leverage our existing supply relationships to achieve improved purchasing power for the combined entity. Longer-term cost savings are expected to result from utilizing Suburban's information systems, including our truck routing technology, as well as implementing programs for improved asset utilization.

    o ENHANCING OUR EXISTING HVAC BUSINESS

      Agway Energy's HVAC business is more mature than our Suburban @ Home operations and is expected to provide an opportunity to accelerate the growth of this business. In addition, the Acquisition gives us the opportunity to acquire many skilled and experienced service people who can enhance the overall service offering to our existing customer base.

     For the twelve months ended September 30, 2003 approximately 96% of gallons sold by Agway Energy were to retail customers, of which 48% were to residential customers, 39% to commercial customers and 13% to agricultural customers. The propane, fuel oil and HVAC markets in which Agway Energy competes are generally fragmented and consist of a large number of smaller, local marketers, along with other regional or national marketers.

     The majority of Agway Energy's distribution and sales centers distribute, sell, service and cross-sell multiple product offerings from a single location under a common market management team. Generally, such locations consist of an office location with a market manager, distribution manager, HVAC manager, customer service manager, drivers, service technicians and customer service representatives. Additionally, a typical location will include one or more 20,000 gallon fuel oil storage tanks and one or more 30,000 gallon propane storage tanks.

     As of September 30, 2003, Agway Energy had approximately 1,840 full time employees, of whom approximately 1,650 were engaged in selling, distribution, service and other field operations and the balance of 190 were principally back office and corporate management personnel. Additionally, in order to meet peak seasonal demands, particularly in its customer call center operations, Agway Energy hires temporary or seasonal employees. Agway Energy had a fleet of approximately 1,600 fuel oil delivery trucks, propane bobtails, transport trailers, service vans and other delivery trucks as of September 30, 2003, of which 15% were owned. Vehicles that are not owned are leased by Agway Energy.

     Agway Energy's operations are managed primarily through the following four business units: (1) propane; (2) refined fuels, including fuel oil, gasoline and diesel fuel; (3) HVAC; and (4) other energy. The following provides a brief summary of the characteristics of each business unit:


PROPANE

     The propane business unit is primarily engaged in the retail distribution of propane to residential, commercial and agricultural customers. Propane customers are served from 82 distribution and sales centers. As of September 30, 2003, Agway Energy was serving more than 215,000 active customers in the propane business unit. Retail deliveries of propane are usually made to customers by means of Agway Energy's fleet of approximately 567 bobtail and rack trucks, of which 49% were owned. Approximately 53% of the propane business unit's retail sales are made to residential customers and 47% of retail sales are made to commercial and agricultural customers.

     In the northeast, Agway Energy's propane business unit competes with other large full-service multi-state propane marketers, smaller local independent marketers and farm co-operatives. Most of the propane business unit's distribution and sales centers compete with five or more marketers or distributors. The ability to compete effectively within the propane industry depends on the reliability of service, responsiveness to customers and the ability to maintain competitive prices. Agway Energy's propane business unit believes that its superior service capabilities, complement of additional service offerings and customer responsiveness differentiates it from many of its competitors.

     Agway Energy's propane is supplied by more than 19 suppliers at more than 18 supply points located in the United States and Canada, many of which suppliers also supply us. The majority of the propane supply for Agway Energy's propane business unit is purchased under annual supply contracts that generally provide for pricing in accordance with market prices at the time of delivery.

     Refer to "Business" for a more detailed description of the industry, competitive and regulatory factors impacting the propane business unit.


REFINED FUELS

     The refined fuels business includes fuel oil delivery to residential and commercial customers, as well as the delivery of gasoline and diesel fuel either by delivery directly to users or distributed through a network of service stations at certain Agway Energy locations. For the twelve months ended September 30, 2003, approximately 71% of Agway Energy's fuel oil gallons sold were made to residential customers, primarily for home heating, and the remainder to commercial customers. As with propane, and to a greater extent, the fuel oil business is seasonal with the majority of sales and operating profits concentrated during the peak heating months of October through March.

     The fuel oil industry is a mature industry with total demand expected to remain relatively flat to moderately declining. The fuel oil business competes with other fuel oil distributors offering a broad range of services and prices, from full service distributors, like Agway Energy, to those that solely offer the delivery service. Agway Energy has developed a wide range of sales programs and service offerings for its fuel oil customer base in an attempt to be viewed as a full-service energy provider and to build customer loyalty. For instance, like most companies in the fuel oil business, Agway Energy provides home heating equipment repair service on a 24-hour a day basis. The fuel oil business unit also competes for retail customers with suppliers of alternative energy sources, principally, natural gas, propane and electricity.

     As of September 30, 2003, approximately 60% of the fuel oil sales were made to individual customers under agreements pre-establishing a fixed or maximum price per gallon over a twelve month period. Additionally, Agway Energy offers its customers a budget payment plan, whereby the customer's estimated annual fuel oil purchases and service contracts are paid for in a series of estimated equal monthly payments over a twelve month period. Agway Energy enters into derivative instruments in the form of futures and options traded on the New York Mercantile Exchange ("NYMEX") covering a substantial majority of the fuel oil it expects to sell to customers under these price protection plans in an effort to protect the margins under these programs.

     Agway Energy obtains fuel oil in either pipeline or truckload quantities, and has contracts with certain pipeline and terminal operators for the right to temporarily store fuel oil at more than 14 terminal facilities it does not own. Approximately 70% of fuel oil is purchased through annual supply contracts and the remainder is purchased on the spot market. In most cases, the supply contracts do not establish the price of fuel oil in advance, rather, prices are typically established based upon market prices at the time of delivery plus or minus a differential to market for transportation and volume discounts. Agway Energy purchases fuel oil from nearly 20 suppliers at more than 95 supply points.


HVAC

     Agway Energy has a fully developed HVAC business, in which they offer a full range of service to its existing customer base, as well as stand alone HVAC customers. Agway Energy installs and services all types of whole-house warm and cool air systems, air cleaners, humidifiers, de-humidifiers, hearth products, space heaters, room air conditioners and water systems. Services such as duct cleaning, air balancing and energy audits are also offered. As of September 30, 2003, Agway Energy had approximately 600 skilled and experienced service technicians to support the HVAC business unit. Agway Energy has recently consolidated its supplier relationships to three main equipment manufacturers. Agway Energy's supply needs are filled through supply arrangements with several distribution companies, primarily with a just-in-time inventory philosophy, thus eliminating the need for large quantities of inventory on hand. Inventory and billing arrangements are controlled through information technology implemented on hand-held monitoring systems for each service technician.


OTHER ENERGY

     In its other energy business unit, Agway Energy markets natural gas and electricity in the deregulated markets of New York and Pennsylvania. This business has evolved as a result of demand from existing customers seeking an alternative source of natural gas and/or electricity. Agway Energy purchases all of its natural gas and electricity under supply contracts that are matched with customer requirements on a one-for-one basis, thus effectively eliminating commodity risk. As of September 30, 2003, Agway Energy was serving over 70,000 natural gas and electricity customers in New York and Pennsylvania.


                             ENVIRONMENTAL MATTERS

     Agway Energy is subject to various environmental, health and safety laws and regulations that govern its operations, including those relating to emissions and discharges into the environment, the handling and disposal of hazardous and nonhazardous materials and wastes, the transportation of hazardous materials, employee health and safety, and those that impose liability and remediation responsibility for releases of hazardous materials into the environment and natural resource damages. From time to time, Agway Energy has incurred and, following the Acquisition, we will continue to incur costs and obligations related to environmental compliance matters. Failure to comply with such laws and regulations could result in penalties, the curtailment or cessation of operations, or other sanctions.

     Under certain of these laws and regulations, a current or previous owner or operator of property may be liable for the costs of investigating and remediating contaminated soil or groundwater on or from its property without regard to whether it knew of, or caused, the contamination, and may incur liability to third parties impacted by such contamination. Actual or potential contamination associated with current or former operations has been, and in the future may be, identified at a number of Agway Energy properties to be acquired and will be investigated and remediated by us as required. These matters are in various stages of investigation and may result in material costs. Although we are entitled to payment from an environmental indemnity escrow fund established prior to the closing of the Acquisition in an amount up to $15.0 million should we incur certain environmental liabilities as a result of the Acquisition, we cannot assure you that environmental costs associated with the Acquisition will not exceed $15.0 million.

     We believe that any costs we may incur relating to environmental matters associated with the Acquisition, including remediation costs, will not adversely affect us. We cannot be certain, however, that identification of currently unknown environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations, or other unanticipated events in the future will not give rise to additional material environmental liabilities which could have a material adverse effect on our business, financial condition or results of operations.

                SUMMARY OF SIGNIFICANT TERMS OF THE ACQUISITION

     Agway Energy is comprised of three wholly-owned subsidiaries of Agway, Inc., which is presently a debtor-in-possession under Chapter 11 of the Bankruptcy Code in a bankruptcy proceeding pending before the United States Bankruptcy Court for the Northern District of New York (the "Bankruptcy Court"). Agway Energy is not a Chapter 11 debtor. The Purchase Agreement was filed with the Bankruptcy Court and is incorporated by reference into this prospectus supplement and accompanying prospectus. On November 24, 2003, the Bankruptcy Court approved Agway, Inc.'s motion to establish bid procedures for the sale. Under the Bankruptcy Court order, we were officially designated the "stalking horse," or lead bidder, in a process in which additional bids for the Agway Energy assets and business operations are being solicited for a specified period of time. An auction is currently scheduled for December 18, 2003. If we are the successful bidder at the auction, the closing of the Acquisition is expected to occur shortly following the conclusion of the auction process and upon receipt of necessary regulatory approvals. There can be no assurance that Suburban will ultimately be the successful bidder at the auction or will be able to consummate the Acquisition. We intend to finance the Acquisition through this offering and a concurrent private placement of senior notes. This offering is not contingent on the consummation of the Acquisition. In contrast, although we expect the concurrent private placement of senior notes to close at the time we close the Acquisition, we will not receive the proceeds from that offering if the Acquisition does not close by a specified date.

     Pursuant to the Purchase Agreement, we intend to acquire substantially all of the assets and operations of Agway Energy for the purchase price of $206.0 million, subject to certain post-closing adjustments. We will be assuming only specified liabilities, including those liabilities arising under or with respect to assigned contracts, customer deposits, deferred revenue, accounts payable incurred in the ordinary course, 50% of any sales or transfer taxes resulting from the Acquisition and certain liabilities for employee matters. All liabilities not expressly assumed remain with Agway, Inc. The purchase price will be increased or decreased for a post-closing adjustment for minimum net working capital (as defined in the Purchase Agreement) based on the difference between actual net working capital on the closing date of the Acquisition and the required minimum net working capital of $33.7 million set forth in the Purchase Agreement. Additionally, the purchase price may be reduced by an adjustment to the assumed liability for deferred revenue based on a formula set forth in the Purchase

Agreement that takes into consideration, among other things, the severity of the weather during the peak heating season from October 2003 through March 2004.


     Under the Purchase Agreement, we and Agway Energy make customary representations and warranties, including representations and warranties as to due organization, authorization, third party consents, absence of conflicts, litigation and financial advisors. Agway Energy makes additional representations and warranties with respect to its financial statements, absence of undisclosed liabilities, valid title to the purchased assets, absence of certain adverse developments, taxes, real property, tangible personal property, intellectual property, material contracts, employee benefits, labor, compliance with laws, environmental matters, accounts receivable, inventory, significant suppliers, insurance and absence of certain business practices.


     The representations and warranties in the Purchase Agreement will survive for 15 months after closing of the Acquisition, except for Agway Energy's representations and warranties relating to tax and environmental matters which will survive for three years. Agway Energy will indemnify us up to $4.0 million for breaches of representations and warranties (other than with respect to environmental claims), but only after such claims exceed $1.0 million. Pursuant to the Purchase Agreement we are entitled to payment from an environmental indemnity escrow fund established prior to the closing of the Acquisition in an amount up to $15.0 million should we incur certain environmental liabilities as a result of the Acquisition. Further, Agway Energy will indemnify us for 15 months after the closing of the Acquisition, in an unlimited amount, for any losses we suffer resulting from matters related to (i) breaches of Agway Energy's covenants, (ii) the excluded liabilities, (iii) income, sales, use, excise and other taxes of Agway Energy and (iv) pre-closing breaches of contracts assigned to us.


     Not later than 10 days prior to the closing of the Acquisition, we will determine which employees of Agway Energy to offer employment. Each offer of employment will be at the same salary or hourly wage as was in effect immediately prior to the Acquisition. Any person who accepts such offer of employment will be provided with benefits substantially similar to those provided to our similarly situated employees and the time spent working for Agway Energy will be credited to them for purposes of eligibility.


     The Acquisition is subject to approval by the Bankruptcy Court and certain customary closing conditions, including anti-trust and other necessary regulatory approvals. In addition, either party may terminate the Purchase Agreement if there is a final nonappealable order of a governmental body preventing the intended transaction or if Agway Energy accepts, or the Bankruptcy Court approves, an alternative transaction as a result of the auction process. If such alternative transaction is consummated, we would be entitled to a fee of $5.0 million. We would also be entitled to an expense reimbursement payment of up to $3.675 million if Agway Energy selects a different purchaser as a result of the auction process or if a material breach of the Purchase Agreement by Agway Energy results in its termination.

                                  MANAGEMENT

     Our business is managed by a Board of Supervisors, consisting of three persons who are elected by the unitholders and two persons designated by our general partner. Each elected member of the Board of Supervisors serves for a term of three years and was reelected at our 2003 tri-annual meeting held on April 23, 2003.

     The following table sets forth information with respect to our Board of Supervisors and executive officers as of December 1, 2003:


         NAME             AGE                               POSITION
----------------------   -----   --------------------------------------------------------------
Mark A. Alexander        45      President and Chief Executive Officer; Member of the Board of
                                 Supervisors (Appointed Supervisor)

Michael J. Dunn, Jr.     54      Senior Vice President--Corporate Development; Member of the
                                 Board of Supervisors (Appointed Supervisor)

David R. Eastin          45      Senior Vice President and Chief Operating Officer

Robert M. Plante         55      Vice President and Chief Financial Officer

Jeffrey S. Jolly         51      Vice President and Chief Information Officer

Michael M. Keating       50      Vice President--Human Resources and Administration

Janice G. Meola          37      Vice President, General Counsel and Secretary

A. Davin D'Ambrosio      39      Treasurer

Michael A. Stivala       34      Controller

John Hoyt Stookey        73      Member of the Board of Supervisors (Chairman and Elected
                                 Supervisor)

Harold R. Logan, Jr.     59      Member of the Board of Supervisors (Elected Supervisor)

Dudley C. Mecum          68      Member of the Board of Supervisors (Elected Supervisor)

Mark J. Anton            77      Supervisor Emeritus

     Mr. Alexander has served as President and Chief Executive Officer since October 1996 and as an Appointed Supervisor since March 1996. He was Executive Vice Chairman and Chief Executive Officer from March through October 1996. From 1989 until joining Suburban, Mr. Alexander was an officer of Hanson Industries (the United States management division of Hanson plc), most recently Senior Vice President--Corporate Department. Mr. Alexander serves as Chairman of the Board of Managers of our general partner. He is a member of the Executive Committee of the National Propane Gas Association.

     Mr. Dunn has served as Senior Vice President since June 1998 and became Senior Vice President--Corporate Development in November 2002. Mr. Dunn has served as an Appointed Supervisor since July 1998. He was Vice President--Procurement and Logistics from March 1997 until June 1998. From 1983 until joining Suburban, Mr. Dunn was Vice President of Commodity Trading for the investment banking firm of Goldman Sachs & Company. Mr. Dunn serves on the Board of Managers of our general partner.

     Mr. Eastin has served as Chief Operating Officer since May 1999 and became a Senior Vice President in November 2000. From 1992 until joining us, Mr. Eastin held various executive positions with Star Gas Propane LP, most recently as Vice President--Operations. Mr. Eastin serves on the Board of Managers of our general partner.

     Mr. Plante has served as a Vice President since October 1999 and became Vice President and Chief Financial Officer in November 2003. Mr. Plante served as Vice President--Finance from March 2001 until November 2003 and Treasurer from March 1996 through October 2002. Mr. Plante held various financial and managerial positions with predecessors of our operating partnership from 1977 until 1996.

     Mr. Jolly has served as Vice President and Chief Information Officer since May 1999. He was Vice President--Information Services from July 1997 until May 1999. From May 1993 until joining us, Mr. Jolly was Vice President--Information Systems at The Wood Company, a food services company.

     Mr. Keating has served as Vice President--Human Resources and Administration since July 1996. He previously held senior human resource positions at Hanson Industries and Quantum Chemical Corporation ("Quantum"), a predecessor of our operating partnership.

     Ms. Meola has served as our Vice President, General Counsel and Secretary since November 2003. From May 1999 until November 2003, Ms. Meola served as General Counsel and Secretary. She was Counsel from July 1998 to May 1999 and Associate Counsel from September 1996, when she joined us, until July 1998.

     Mr. D'Ambrosio became Treasurer in November 2002. He served as Assistant Treasurer from October 2000 to November 2002 and as Director of Treasury Services from January 1998 to October 2000. Mr. D'Ambrosio joined us in May 1996 after ten years in the commercial banking industry.

     Mr. Stivala has served as Controller since December 2001. From 1991 until joining us, he held several positions with PricewaterhouseCoopers LLP, most recently as Senior Manager in the Assurance practice. Mr. Stivala is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

     Mr. Stookey has served as an Elected Supervisor and Chairman of the Board of Supervisors since March 1996. From 1986 until September 1993, he was the Chairman, President and Chief Executive Officer of Quantum and served as non-executive Chairman and a Director of Quantum from its acquisition by Hanson PLC in September 1993 until October 1995. Mr. Stookey is a non-executive Chairman of Per Scholas Inc.

     Mr. Logan has served as an Elected Supervisor since March 1996. He is a Director and Chairman of the Finance Committee of the Board of Directors of TransMontaigne Inc., which provides logistical services (i.e., pipeline, terminaling and marketing) to producers and end-users of refined petroleum products. From 1995 to 2002, Mr. Logan was Executive Vice President/Finance, Treasurer and a Director of TransMontaigne Inc. From 1987 to 1995, Mr. Logan served as Senior Vice President of Finance and a Director of Associated Natural Gas Corporation, as independent gatherer and marketer of natural gas, natural gas liquids and crude oil. Mr. Logan is also a Director of The Houston Exploration Company, Graphic Packaging, Inc. and Rivington Capital Advisors, LLC.

     Mr. Mecum has served as an Elected Supervisor since June 1996. He has been a Managing Director of Capricorn Holdings, LLC (a sponsor of and investor in leveraged buyouts) since June 1997. Mr. Mecum was a partner of G.L. Ohrstrom & Co. (a sponsor of and investor in leveraged buyouts) from 1989 to June 1996. Mr. Mecum is a Director of Lyondell Chemical Co., Dyncorp., CitiGroup and Mrs. Fields Famous Brands, Inc.

     Mr. Anton has served as Supervisor Emeritus of the Board of Supervisors since January 1999. He is a former President, Chief Executive Officer and Chairman of the Board of Directors of Suburban Propane Gas Corporation, a predecessor of Suburban, and a former Executive Vice President of Quantum.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

                     AMENDED AND RESTATED CREDIT AGREEMENT

     On May 8, 2003, our operating partnership entered into the Second Amended and Restated Credit Agreement which provides a $75.0 million revolving facility and a $25.0 million acquisition facility. Under the revolving facility, up to $7.5 million may be borrowed under a "swingline" facility on same-day notice to the lenders. The entire outstanding principal amount under the credit agreement is due on May 31, 2006. As of September 27, 2003, we had no borrowings under the credit agreement.

     In general, borrowings under the credit agreement bear interest, at our option, at either:

     o the base rate (as defined below) plus a margin ranging from 0.25% to 1.0% per annum depending on our operating partnership's leverage ratio; or

     o the libor rate (as defined below) plus a margin ranging from 1.25% to 2.0% per annum depending on our operating partnership's leverage ratio.

     The base rate is the higher of the lender's prime rate or the federal funds rate plus 0.5%. The libor rate is defined as the rate per annum obtained by dividing (1) the rate at which deposits in dollars for the applicable interest period are quoted on the Telerate Page Screen 3750 by (2) a percentage equal to 100% minus the maximum reserve requirement stated by the Federal Reserve Board in respect of "Eurocurrency liabilities" for a member bank of the Federal Reserve System. If an event of default has occurred and is continuing under the credit agreement, all amounts due will bear interest at an additional rate of 2% per annum.

     An annual fee ranging from 0.375% to 0.5% of the aggregate commitment, depending on our operating partnership's leverage ratio, is payable quarterly whether or not borrowings occur.

     The credit agreement requires our operating partnership to comply with certain financial covenants and ratios, including a total leverage ratio and an interest coverage ratio. The credit agreement also contains negative covenants that restrict the ability of our operating partnership and its subsidiaries to:


     o    incur additional debt;

     o    create liens on assets;

     o    engage in sale and leaseback transactions;

     o    make investments, loans or advances;

     o    engage in mergers or consolidations;

     o    dispose of assets;

     o    make acquisitions;

     o    pay dividends or make other restricted payments;

     o    engage in transactions with affiliates; or

     o    engage in other businesses.

     The credit agreement specifies certain customary events of default, including non-payment of principal, interest or other obligations, inaccuracy of representations and warranties, violation of certain covenants, defaults under other debt or material agreements, change of control, certain events of bankruptcy or insolvency, ERISA defaults and the entering of material judgments.

                              7.54% SENIOR NOTES

     On February 28, 1996, our operating partnership entered into the note agreement and issued $425.0 million of its 7.54% Senior Notes due June 30, 2011. The note agreement requires interest to be paid semiannually and principal to be paid in an equal annual amount of $42.5 million, starting June 30, 2002. The obligations under the note agreement are general senior unsecured obligations of our operating partnership.

     The note agreement requires our operating partnership to comply with certain financial covenants and ratios, including a total leverage ratio and an interest coverage ratio. The note agreement also contains negative covenants that restrict the ability of our operating partnership and its subsidiaries to:

     o    incur additional debt;

     o    create liens on assets;

     o    incur additional debt that is effectively senior to the 7.54% notes;

     o    make loans, advances or investments;

     o    pay dividends or make other restricted payments;

     o    engage in mergers or consolidations;

     o    dispose of assets;

     o    engage in other businesses;

     o    engage in transactions with affiliates;

     o    issue or sell equity interests of its subsidiaries; and

     o    engage in receivable sales.


     The note agreement specifies certain customary events of default, including non-payment of principal or interest, defaults under other debt agreements, inaccuracy of representations and warranties, violation of certain covenants, certain events of bankruptcy or insolvency, the entering of material judgments, ERISA defaults and change of control.


                              7.37% SENIOR NOTES


     On April 19, 2002, our operating partnership entered into the note purchase agreement and issued $42.5 million of its 7.37% Senior Notes due June 30, 2012. The note purchase agreement requires interest to be paid semiannually. The 7.37% notes are not subject to any sinking fund obligation. The obligations under the note purchase agreement are general senior unsecured obligations of our operating partnership.


     The note purchase agreement requires our operating partnership to comply with a total leverage ratio. The note purchase agreement also contains negative covenants that restrict the ability of our operating partnership and its subsidiaries to:

     o    incur additional debt;

     o    create liens on assets;

     o    incur additional debt that is effectively senior to the 7.37% notes;

     o    pay dividends or make other restricted payments;

     o    engage in mergers or consolidations;

     o    dispose of assets;

     o    engage in transactions with affiliates; and

     o    engage in other businesses.

     The note purchase agreement specifies certain customary events of default, including non-payment of principal, make-whole amount or interest, violation of certain covenants, inaccuracy of representations and warranties, defaults under other debt agreements, certain events of bankruptcy or insolvency, the entering of material judgments and ERISA defaults.


                 CONCURRENT PRIVATE PLACEMENT OF SENIOR NOTES

     We are currently offering $150.0 million of senior notes due 2013 in a private placement under Rule 144A and/or Regulation S of the Securities Act of 1933, as amended. This offering of common units is not contingent on the closing of the private placement of senior notes. The private placement of senior notes is contingent on the consummation of the Acquisition, and the net proceeds of the senior notes will be placed into escrow until the Acquisition closes. If the Acquisition does not close, we will redeem the senior notes at 101% of their principal amount, plus accrued and unpaid interest. We expect the senior notes will be non-redeemable for five years, will pay cash interest and will contain customary covenants.

                              TAX CONSIDERATIONS

                       FEDERAL INCOME TAX CONSIDERATIONS

     This section describes material U.S. federal income tax considerations that may be relevant to persons who purchase our common units in this offering. The statements as to matters of federal income tax law and related legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Cahill Gordon & Reindel LLP, our counsel. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change possibly with retroactive effect. Subsequent changes in such authorities may cause the tax consequences to vary materially adversely from the consequences described below. As the context otherwise requires, references in this section to "us" or "we" are references to either Suburban or the Operating Partnership and not to Cahill Gordon & Reindel LLP.

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are U.S. persons (i.e., persons who are, for U.S. federal income tax purposes, individual citizens or residents of the United States, corporations created or organized in or under the laws of the United States or any political subdivision thereof, estates the income of which is subject to U.S. federal income taxation regardless of its source, or trusts
(1) with respect to which a court within the United States is able to exercise primary supervision over their administration and one or more U.S. persons have the authority to control all of their substantial decisions or (2) that have a valid election in effect to be treated as U.S. persons) and has no application to persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, tax-exempt entities, expatriates, foreign persons, persons holding units in a tax-deferred or tax-advantaged account, persons holding units as part of a "straddle," "hedge" or "conversion" transaction with other investments, partnerships or other entities that are pass-through for U.S. federal income tax purposes or persons who hold their units through such entities, or persons for whom a unit is not a capital asset. Furthermore, the discussion assumes that prospective unitholders are not related to each other or to existing unitholders, either by blood or through ownership of entities or option attribution, in a manner that would affect the U.S. federal income tax results to prospective unitholders of owning units. Accordingly, each prospective unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences peculiar to him of the ownership or disposition of common units.

                                LEGAL OPINIONS

     Counsel is of the opinion that, as of the date hereof, assuming the accuracy of the factual representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes Suburban and the Operating Partnership will each be treated as a partnership.

     We have not requested, and do not expect to request, a ruling from the Internal Revenue Service (the "IRS") with respect to our classification as a partnership for federal income tax purposes, whether our propane operations generate "qualifying income" under Section 7704 of the Internal Revenue Code or any other matter affecting us or prospective unitholders. Instead, we have relied, and will rely, on the opinions of counsel as to these matters. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade even if we prevail. In addition, the costs of any contest with the IRS will be borne directly by us, and, indirectly by the unitholders and the general partner, because the costs incurred by us will reduce the amount of cash available for distribution on our common units. Furthermore, no assurance can be given that our treatment, or an investment in Suburban, will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may or may not be retroactively applied.

     Counsel's opinion is limited to matters expressly addressed herein. For the reasons hereinafter described, counsel has not rendered an opinion with respect to the following specific federal income tax issues that are discussed herein:

     o the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (see "--Tax Treatment of Operations--Treatment of Short Sales");

     o whether a unitholder acquiring common units in separate transactions must maintain a single aggregate adjusted tax basis in the common units (see "--Disposition of Common Units--Recognition of Gain or Loss");

     o whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see "--Disposition of Common Units--Allocations Between Transferors and Transferees");

     o certain matters relating to the allocation among the partners of our income, gain, loss and deduction for federal income tax purposes (see "--Allocation of Partnership Income, Gain, Loss and Deduction"); and

     o whether our method for depreciating certain Section 743 adjustments is sustainable (see "--Tax Treatment of Operations--Section 754 Election" and "--Uniformity of Common Units").


                              PARTNERSHIP STATUS

     An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.

     We have not requested, and do not expect to request, any ruling from the IRS as to the status of Suburban or the Operating Partnership as a partnership for federal income tax purposes. Instead we have relied on the opinion of counsel that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and the representations described below, Suburban and the Operating Partnership will each be classified as a partnership for federal income tax purposes. If any of these factual representations are inaccurate in any material respect, counsel's opinion could differ adversely and materially from that set forth herein.

     Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes interest from other than a financial business, dividends and income and gains from the processing, transportation and marketing of certain minerals and natural resources, and certain related hedging activities. Based upon the representations of Suburban and the general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our gross income constitutes qualifying income. We estimate that approximately 5% or less of our gross income for calendar year 2002 was not qualifying income.

     If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we transferred all of our assets, subject to our liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and Suburban, so long as we, at that time, do not have liabilities in excess of the tax basis of our assets and the distribution qualifies for certain exceptions relating to the distribution of marketable securities by partnerships. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

     If Suburban or the Operating Partnership were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the unitholders, and our net income would be taxed to Suburban or the Operating Partnership at corporate rates. The imposition of a corporate income tax on our income could reduce substantially the amount of cash available to distribute to unitholders. In addition, any distributions we made to a unitholder would be treated as either taxable dividend income, to the extent of Suburban's current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in the common units is reduced to zero. Accordingly, treatment of either Suburban or the Operating Partnership as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

     The discussion below is based on the assumption that we will be classified as a partnership for U.S. federal income tax purposes.


                          UNIFORMITY OF COMMON UNITS

     Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of such common units must be maintained. In the absence of uniformity, compliance with a number of U.S. federal income tax requirements, both statutory and regulatory, could be substantially diminished. As explained below, a lack of uniformity might result from the required application of certain technical provisions, including certain provisions related to Section 743(b) adjustments. Any non-uniformity could affect the fungibility of our common units from a securities law standpoint, which could have a significant negative impact on the marketability and value of the common units and the U.S. federal income tax consequences associated with the common units. We intend to interpret the foregoing rules in a manner that would preserve the uniformity of our common units; however, there is no assurance that this would not be successfully challenged by the IRS and our counsel could not opine on this issue.


                         TAX TREATMENT OF UNITHOLDERS

LIMITED PARTNER STATUS

     Unitholders who have become limited partners will be treated as our partners for federal income tax purposes. Unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as our partners for federal income tax purposes.

     Although it is not clear, a beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for federal income tax purposes. See "--Tax Treatment of Operations--Treatment of Short Sales."

     Our income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a unitholder may therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes and the treatment of cash distributions to them.


FLOW-THROUGH OF TAXABLE INCOME

     We will not pay any federal income tax. Instead, each unitholder must report on its income tax return its allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by that unitholder. Consequently, a unitholder may be allocated a share of our income even if it has not received a corresponding cash distribution. Each unitholder must include in income its allocable share of our income, gain, loss and deduction for our taxable year ending with or within his taxable year.


TREATMENT OF PARTNERSHIP DISTRIBUTIONS

     Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of the tax basis the unitholder has in the common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "--Disposition of Common Units" below. Current tax law requires that any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," be treated as a distribution of cash to that unitholder. Currently, we do not have any nonrecourse liabilities to allocate to our unitholders and we do not expect to have any in the future. To the extent that our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. See "--Tax Treatment of Unitholders--Limitations on Deductibility of Partnership Losses."

     A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease such unitholder's share of nonrecourse liabilities, if any, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of the unitholder's tax basis in the common units, if such distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, the unitholder will be treated as having been distributed part of its proportionate share of the Section 751 Assets and having exchanged such assets with us in return for the non-pro rata portion of the actual distribution made to the unitholder. This latter deemed exchange will generally result in the unitholder's realization of ordinary income under Section 751(b) of the Internal Revenue Code. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder's tax basis for the share of such Section 751 Assets deemed relinquished in the exchange.


ALTERNATIVE MINIMUM TAX

     Each unitholder will be required to take into account his distributive share of any of our items of income, gain, deduction or loss, including any items of tax preference, for purposes of the alternative minimum tax. A portion of our depreciation deductions will be treated as an item of tax preference for this purpose. A unitholder's alternative minimum taxable income derived from us will be higher than his share of our net income because we will use accelerated methods of depreciation for purposes of computing federal taxable income or loss. The alternative minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.


BASIS OF COMMON UNITS

     A unitholder will have an initial tax basis in the common units equal to the amount paid for the common units plus the unitholder's share of our nonrecourse liabilities, if any. That basis will be increased by the unitholder's share of our income and by any increases in the unitholder's share of our nonrecourse liabilities, if any. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decrease in the unitholder's share of our nonrecourse liabilities, if any, and by the unitholder's share of our expenditures that are not deductible in computing our taxable income and are not properly chargeable to capital account. A unitholder will have no share of our debt which is recourse to the general partner, but will have a share, generally based on its share of profits, of our nonrecourse liabilities. Currently, we do not have any nonrecourse liabilities to allocate to our unitholders and we do not expect to have any in the future. See "--Disposition of Common Units--Recognition of Gain or Loss."

LIMITATIONS ON DEDUCTIBILITY OF PARTNERSHIP LOSSES

     The deduction by a unitholder of its share of our losses will be limited to its tax basis in the common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's tax basis. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above such gain previously suspended by the at risk or basis limitation is no longer utilizable.

     In general, a unitholder will be at risk to the extent of its tax basis in the common units, excluding any portion of that basis attributable to its share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold the common units if the lender of such borrowed funds owns an interest in us, is related to the unitholder or can look only to common units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's common units increases or decreases, other than increases or decreases in tax basis attributable to increases or decreases in the unitholder's share of our nonrecourse liabilities, if any.

     The passive loss limitations generally provide that individuals, estates, trusts and certain closely held corporations and personal service corporations can deduct losses from passive activities, generally, activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset future passive activity income generated by us and will not be available to offset income from other passive activities or investments, including other publicly traded partnerships or investment income generated by us, or salary or active business income. Passive losses which are not deductible because they exceed a unitholder's share of our income may be deducted in full upon disposition of the entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

LIMITATIONS ON INTEREST DEDUCTIONS

     The deductibility of a noncorporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." Investment interest expense includes:

     o interest on indebtedness properly allocable to property held for investment;

     o    our interest expense attributable to portfolio income; and

     o the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

     The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment, including gross income treated as passive income, and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income unless the unitholder waives the benefit of the lower tax rates on such amounts.

          ALLOCATION OF PARTNERSHIP INCOME, GAIN, LOSS AND DEDUCTION

     In general, if we have a net profit, our items of income, gain, loss and deduction are allocated among the general partner and the unitholders in accordance with their respective percentage interests in us. At any time that distributions are made to the holders of incentive distribution rights, gross income is allocated to the recipients to the extent of such distributions. There can be no assurances under the Treasury Regulations that such allocations with respect to the incentive distribution rights will be respected, in which case a unitholder may be allocated additional income, possibly without a corresponding allocation of a deduction for the payment to the holder of the incentive distribution right. In addition, in the event of the conversion of the incentive distribution rights into common units, we intend to take the position that additional taxable income will not be allocated to the existing common unitholders. There can be no assurance, however, that the IRS will not challenge such position. Accordingly, each prospective unitholder should consult its tax advisor regarding the tax consequences caused by the existence of the incentive distribution rights. If we have a net loss, our items of income, gain, loss and deduction are generally allocated, first, to the general partner and the unitholders in accordance with their respective percentage interests to the extent of their positive capital accounts, as maintained under the partnership agreement, and, second, to the general partner.

     As required by Section 704(c) of the Internal Revenue Code and as permitted by the Treasury Regulations, certain items of our income, deduction, gain and loss are allocated to account for the difference between the tax basis and fair market value of property contributed or deemed contributed to us by each of our partners, referred to in this discussion as "Contributed Property," and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of any offering made pursuant to this prospectus supplement and the accompanying prospectus. The effect of these allocations to a unitholder purchasing common units pursuant to this prospectus supplement and the accompanying prospectus will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of purchase. In addition, certain items of recapture income are allocated to the extent possible to the partner allocated the deduction or curative allocation giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

     The Treasury Regulations provide that an allocation of items of partnership income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partners' relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

     Under the Internal Revenue Code, the partners in a partnership cannot be allocated more depreciation, gain or loss than the total amount of any such item recognized by that partnership in a particular taxable period (the "ceiling limitation"). As allowed by the Treasury Regulations, to the extent that the ceiling limitation is or becomes applicable, we will allocate certain items of income and deduction in a way designed to effectively solve this problem and eliminate the impact of the ceiling limitation. Although these allocations will not have substantial economic effect because they will not be reflected in the capital accounts of the unitholders, they, nevertheless, generally should be respected under the Treasury Regulations.

     Except with respect to the allocations discussed in the remainder of this paragraph, these allocations should be respected for federal income tax purposes. However, because there are uncertainties in the Treasury Regulations relating to the allocation of partnership income and because certain of the allocations that may be made under our partnership agreements will be determined by the Board of Supervisors or the general partner in their discretion, there can be no assurance that all of the allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction. See for example, the discussion in (1) this section regarding allocations attributable to incentive distribution rights, (2) "--Tax Treatment of Operations--Section 754 Election," (3) "--Disposition of Common Units--Allocations Between Transferors and Transferees," and (4) "--Uniformity of Common Units." However, no reallocation could be made arbitrarily by the Internal Revenue Service. In such circumstances, a partner's distributive share of our income, gain, loss or deduction will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partners' relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.


                          TAX TREATMENT OF OPERATIONS

ACCOUNTING METHOD AND TAXABLE YEAR

     We currently use the year ending December 31 as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its allocable share of our income, gain, loss and deduction for our taxable year ending within or with its taxable year. In addition, any unitholder who has a taxable year ending on a date other than December 31 who disposes of all of its units following the close of our taxable year but before the close of the unitholder's taxable year must include the allocable share of our income, gain, loss and deduction for that taxable year. Therefore, the unitholder's income for the taxable year may include its allocable share of more than one year of our income.

TAX BASIS, DEPRECIATION AND AMORTIZATION

     We use the tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The federal income tax burden associated with the difference between the fair market value of our property and its tax basis immediately prior to this offering will be borne by partners holding interests in us prior to this offering. See "--Allocation of Partnership Income, Gain, Loss and Deduction."

     If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture such deductions as ordinary income upon a sale of his interest in us. See "--Allocation of Partnership Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss."

     The costs incurred in promoting the issuance of common units (i.e., syndication expenses) must be capitalized and cannot be deducted currently, ratably, or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized.


SECTION 754 ELECTION

     We have made the election permitted by Section 754 of the Internal Revenue Code. This election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser's tax basis in our assets ("inside basis") pursuant to Section 743(b) of the

Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) its share of our tax basis in such assets ("common basis") and (2) its Section 743(b) adjustment to that basis. The amount of the adjustment under Section 743(b) is equal to the difference between the purchaser's initial adjusted federal income tax basis in the units purchased and the share of our common basis attributable to those units. The Section 743(b) adjustment attempts to provide the purchaser with the equivalent of an adjusted tax basis in its share of our assets equal to the fair market value of such share.

     Treasury Regulations under Section 743 of the Internal Revenue Code require a partnership that adopts the remedial allocation method (which we have done) to depreciate the portion of the Section 743(b) increase with respect to recovery property that is attributable to Section 704(c) built-in gain over the remaining cost recovery period for the Section 704(c) built-in gain. Any remaining portion of the Section 743(b) adjustment is recovered as if it were newly-purchased recovery property placed in service when the purchaser purchased his partnership interest. The recovery allowance for the purchaser's share of common basis is unaffected by the Section 743(b) adjustment.

     Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 of the Internal Revenue Code is generally required to be depreciated using the straight-line method.

     Pursuant to our partnership agreement, we have adopted a convention to preserve the uniformity of common units even if such convention is not consistent with certain Treasury Regulations. See "--Uniformity of Common Units." Although counsel is unable to opine as to the validity of this method, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property. This method may be inconsistent with the regulations under Section 743 and, in certain instances with Treasury Regulation Section 1.167(c)-1(a)(6) (which is not expected to directly apply to a material portion of our assets). To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations under Section 743. If we determine in the future that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the
Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. See "--Uniformity of Common Units."


     The allocation of the Section 743(b) adjustment among items of partnership property must be made in accordance with the Internal Revenue Code and the Treasury Regulations thereunder. The IRS may seek to reallocate some or all of any Section 743 (b) adjustment not so allocated by us to goodwill or any real estate owned by us. Goodwill, as an intangible asset, and real estate would be amortizable over longer periods of time than our tangible personal property would be.

     A Section 754 election is advantageous if the transferee's tax basis in his common units is higher than such common units' share of our common basis immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of calculating, among other items, his depreciation deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his common units is lower than such common units' share of our common basis immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or adversely by the election.

     The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If such permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

VALUATION OF PARTNERSHIP PROPERTY AND BASIS OF PROPERTIES

     The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates as to the relative fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the relative fair market value estimates. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

ENTITY-LEVEL COLLECTIONS

     If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust subsequent distribution so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement are maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner, in which event the partner could file a claim for credit or refund.

TREATMENT OF SHORT SALES

     A unitholder whose common units are loaned to a "short seller" to cover a short sale of common units may be considered as having disposed of ownership of those common units. If so, he would no longer be a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder, any cash distributions received by the unitholder with respect to those common units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units. See also "--Disposition of Common Units--Recognition of Gain or Loss."

                          DISPOSITION OF COMMON UNITS

RECOGNITION OF GAIN OR LOSS

     A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis for the common units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale. Currently, we do not have any nonrecourse liabilities to allocate to our unitholders and we do not expect to have any in the future.

     Prior distributions from us in excess of cumulative net taxable income allocated to a common unit which decreased a unitholder's tax basis in such common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in such common unit, even if the price is less than his original cost.

     Gain or loss recognized by a unitholder, other than a "dealer" in common units, on the sale or exchange of a common unit will generally be taxable as capital gain or loss. Capital gain recognized on the sale of common units held for more than 12 months will generally be taxed at a maximum rate of 15%. A portion of this gain or loss, which could be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" owned by us. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common unit and may be recognized even if there is a net taxable loss realized on the sale of the common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. If this ruling is applicable to the holders of common units, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock. Thus, the ruling may result in an acceleration of gain or a deferral of loss on a sale of a portion of a unitholder's common units. It is not entirely clear that the ruling applies to us because, similar to corporate stock, our interests are evidenced by separate certificates. Accordingly, counsel is unable to opine as to the effect such ruling will have on the unitholders. However, an example involving a publicly traded partnership in treasury regulation Section 1.1223-3 (which provides guidance for determining when a partner will have a divided holding period in its partnership interest) concludes that such ruling will apply to a publicly traded partnership. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of such ruling.

     Certain provisions of the Internal Revenue Code affect the taxation of certain financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value, if the taxpayer or a related person enters into

     o    certain types of short sales;

     o    an offsetting notional principal contract; or

     o a futures or forward contract with respect to the partnership interest or substantially identical property.

     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related person then acquires the partnership interest or substantially similar property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.


ALLOCATIONS BETWEEN TRANSFERORS AND TRANSFEREES

     In general, our taxable income and losses are determined annually, are prorated on a monthly basis and are subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the principal national securities exchange on which the common units are then traded on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

     The use of this method may not be permitted under existing Treasury Regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of common units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

     Any unitholder who owns common units at any time during a quarter and who disposes of such common units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of our income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.


NOTIFICATION REQUIREMENTS

     A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who, for U.S. federal income tax purposes, is a citizen or a resident of the United States and who effects the sale or exchange through a broker. Because we have made an election under Section 754 of the Internal Revenue Code, a purchaser of an interest in us, or his broker, is required to notify us of the transfer of such interest and we are required to include a statement with our Partnership Return for the taxable year in which we receive notice of the transfer, setting forth the name and taxpayer identification number of the transferee, the computation of any Section 743(b) basis adjustment and the allocation of such adjustment among our properties. A unitholder who is required to recognize ordinary income or loss under Section 751 of the Internal Revenue Code upon the sale or exchange of a common unit must submit with its federal income tax return for the taxable year in which the sale or exchange occurs, a statement setting forth the date of the sale or exchange, the amount of gain or loss attributable to the Section 751 property and the amount of capital gain or loss. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.


CONSTRUCTIVE TERMINATION

     We will be considered to have been terminated if, in the aggregate, there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. If we elect to be treated as a large partnership, which we currently do not intend to do, we will not terminate by reason of the sale or exchange of interests in us. A termination of us will cause a termination of the Operating Partnership. Any such termination would result in the closing of our taxable year for all unitholders. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

             TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS

     Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our taxable income allocated to such an organization will be unrelated business taxable income and thus will be taxable to such a unitholder.

     A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

     Nonresident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, the transfer agent or United States nominee will withhold taxes (currently at the rate of 35%) on actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our Transfer Agent on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

     Because a foreign corporation which owns common units will be treated as engaged in a United States trade or business, such a corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. An income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident" may reduce or eliminate this tax. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on gain realized on the disposition of such common unit to the extent that such gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a common unit if that foreign unitholder has held less than 5% in value of the common units at all times during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the disposition.

                            ADMINISTRATIVE MATTERS

INFORMATION RETURNS AND AUDIT PROCEDURES

     We intend to furnish to each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1, which sets forth such unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the unitholder's share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could result in a reallocation of our income to the unitholders and could negatively affect the value of the common units.

     The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement appoints the general partner as our Tax Matters Partner.

     The Tax Matters Partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The Tax Matters Partner generally may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, which we do not intend to do because of the costs of application, a unitholder will not have a right to participate in settlement conferences with the IRS or to seek a refund.

     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. Partners in electing large partnerships are required to treat all items from the partnership's return in a manner consistent with such return. If we elect to be treated as a large partnership, each partner would take into account separately his share of the following items, determined at the partnership level: (1) taxable income or loss from passive loss limitation activities; (2) taxable income or loss from other activities, such as portfolio income or loss;
(3) net capital gains to the extent allocable to passive loss limitation activities and other activities; (4) tax exempt interest; (5) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (6) general credits; (7) low-income housing credit; (8) rehabilitation credit; (9) foreign income taxes; (10) credit for producing fuel from a nonconventional source; and (11) any other items the Secretary of the Treasury deems appropriate. Moreover, miscellaneous itemized deductions would not be passed through to the partners and 30% of those deductions would be used at the partnership level.

     Adjustments relating to partnership items for a previous taxable year are generally taken into account by those persons who were partners in the previous taxable year. Each partner in an electing large partnership, however, must take into account his share of any adjustments to partnership items in the year such adjustments are made. Alternatively, a large partnership could elect to or, in some circumstances, could be required to directly pay the tax resulting from any such adjustments. In either case, therefore, unitholders of an electing large partnership could bear significant costs associated with tax adjustments relating to periods predating their acquisition of units. We do not expect to elect to have the large partnership provisions apply to us because of the cost of their application.

NOMINEE REPORTING

     Persons who hold an interest in us as a nominee for another person are required to furnish to us (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

     Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

REGISTRATION AS A TAX SHELTER

     The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we do not constitute a tax shelter. However, we have registered as a tax shelter with the Secretary of the Treasury in the absence of assurance that we are not subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. The IRS has issued us the following tax shelter registration number: 96080000050.

Issuance of the registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

     We must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a common unit in a subsequent transaction must furnish the registration number and a written statement containing certain other information to the transferee. The penalty for failure of the transferor of a common unit to furnish the registration number to the transferee is $100 for each such failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes. Registration as a tax shelter may increase the risk of an audit.

REPORTABLE TRANSACTION DISCLOSURE

     In certain circumstances, a unitholder who disposes of common units in a transaction resulting in the recognition by such unitholder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction in accordance with recently issued Treasury Regulations governing tax shelters and other potentially tax-motivated transactions. Prospective unitholders should consult their tax advisors concerning any possible disclosure obligation under such Treasury Regulations with respect to the disposition of such units.

ACCURACY-RELATED PENALTIES

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of our income, gain, loss or deduction included in the distributive shares of unitholders might result in such an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.


                   STATE, LOCAL AND OTHER TAX CONSIDERATIONS

     In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which he resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently conduct business in 47 states. Many of these states currently impose a state income tax. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. The amount of withholding currently required by the states in which we do business is not material. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See "--Tax Treatment of Unitholders--Entity-Level Collections."

     IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO INVESTIGATE THE LEGAL AND TAX CONSEQUENCES TO ITS PARTICULAR OR INDIVIDUAL CIRCUMSTANCES, UNDER THE LAWS OF PERTINENT STATES AND LOCALITIES OF AN INVESTMENT IN US. ACCORDINGLY, EACH PROSPECTIVE UNITHOLDER SHOULD CONSULT, AND MUST DEPEND UPON, ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THOSE MATTERS. FURTHER, IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO FILE ALL STATE AND LOCAL, AS WELL AS U.S. FEDERAL, TAX RETURNS THAT MAY BE REQUIRED OF SUCH UNITHOLDER. COUNSEL HAS NOT RENDERED AN OPINION ON THE STATE OR LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN US.


             INVESTMENT IN COMMON UNITS BY EMPLOYEE BENEFIT PLANS

     An investment in common units by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization.

     The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in common units is authorized by the appropriate governing instrument and is a proper investment for the plan.

     Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not employee benefit plans, from engaging in specified transactions involving "plan assets," within the meaning of Department of Labor Regulations Section 22510.3-101 (the "Plan Asset Regulations"), with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to such plans.

     A fiduciary of an employee benefit plan should also consider whether the plan will, by investing in common units, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of such plan and our operations would be subject to certain restrictions of ERISA and the Internal Revenue Code, including their prohibited transaction rules.

     The Plan Asset Regulations provide guidance with respect to when the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets." Under these regulations, an entity's assets would not be considered to be "plan assets" if an exemption applies, including whether the entity is an "operating company,"--i.e., it is primarily engaged, either directly or through a majority owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. We believe we are an "operating company" within the meaning of the Plan Asset Regulations.

     Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code.

                                 UNDERWRITING

     We and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered. Subject to the conditions in the underwriting agreement, each underwriter has severally agreed to purchase the number of common units indicated in the following table.



               Underwriters                 Number of Common Units
------------------------------------------ -----------------------
Goldman, Sachs & Co. .....................        1,040,000
Wachovia Capital Markets, LLC ............        1,040,000
Raymond James & Associates, Inc. .........          520,000
                                                  ---------
 Total ...................................        2,600,000
                                                  =========

     The underwriters are committed to take and pay for all of the common units being offered, if any are taken, other than the common units covered by the option described below unless and until this option is exercised.

     If the underwriters sell more common units than the total number set forth in the table above, the underwriters have an option to buy up to an additional 390,000 common units from us to cover such sales. They may exercise that option for 30 days. If any common units are purchased pursuant to this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above.

     The following table shows the per common unit and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 390,000 additional common units.

                       Paid by Suburban Propane Partners


                                                No Exercise     Full Exercise
                                               -------------   --------------
Per Common Unit ............................    $     1.31       $     1.31
Total ......................................    $3,406,000       $3,916,900

     Common units sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $0.79 per common unit from the initial price to public. Any such securities dealers may resell any common units purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per common unit from the initial price to public. If all the common units are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

     We, our officers and the members of our Board of Supervisors have agreed with the underwriters not to dispose of or hedge any of the common units, securities similar to the common units or securities convertible into or exchangeable for the common units during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives, and except that our officers may collectively sell or dispose of up to an aggregate of 35,000 of our common units. This agreement also does not apply to any existing employee benefit plans, common unit option plans or restricted common unit plans.

     In connection with the offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional common units from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase additional common units pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of that underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common units, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.0 million.

     We have agreed to indemnify the several underwriters against the liabilities described in the underwriting agreement, including liabilities under the Securities Act of 1933.

     Goldman, Sachs & Co., Wachovia Capital Markets, LLC and their respective affiliates have, from time to time, provided, and the underwriters and their respective affiliates may in the future provide, financial advisory, investment banking, and general financing and banking services to us and our affiliates, for which they have received, and may receive, customary fees and expenses. Affiliates of certain of the underwriters also have agreed to provide alternative financing to fund a portion of the Acquisition if this offering or the concurrent private placement of senior notes is not consummated. Goldman, Sachs & Co. is a beneficial owner of approximately 6.3% of our outstanding common units through discretionary investment accounts of brokerage clients, calculated without giving effect to this offering. An affiliate of Wachovia Capital Markets, LLC is the administrative agent under our senior credit facility.

                                LEGAL OPINIONS

     The validity of the common units offered hereby are being passed upon for us by Cahill Gordon & Reindel LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

                                    EXPERTS

     The financial statements of Suburban Propane Partners, L.P. incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended September 27, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements of Suburban Energy Services Group LLC incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended September 27, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The combined financial statements of Agway Energy Group (Agway Energy Products LLC, Agway Energy Services, Inc. and Agway Energy Services PA, Inc.) incorporated in this prospectus supplement and the accompanying prospectus by reference to our current report on Form 8-K filed December 5, 2003 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Agway Energy Group's ability to continue as going concern as described in Note 3 to the combined financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                          FORWARD-LOOKING STATEMENTS


     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference include forward-looking statements within the meaning of Section 27A of the Securities Act. All statements that do not relate strictly to historical or current facts are forward-looking statements. They use words such as "anticipate," "believe," "intend," "plan," "projection," "forecast," "strategy," "position," "continue," "estimate," "expect," "may," "will," or the negative of those terms or similar words. In particular, statements, express or implied, concerning future operating results or the ability to generate sales, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions involving future events that we may not be able to accurately predict or over which we have no control. Therefore, the future results of our company may differ materially from those expressed in these forward-looking statements. Specific factors which could cause actual results to differ from those in the forward-looking statements are discussed in the "Risk Factors" section of this prospectus supplement. You should not put undue reliance on any forward-looking statements.

PROSPECTUS


                                  $500,000,000


                        SUBURBAN PROPANE PARTNERS, L.P.
                                DEBT SECURITIES
            COMMON UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS


We may offer, from time to time, in one or more series:

o    unsecured senior debt securities;

o    unsecured subordinated debt securities; and

o common units representing limited partnership interests in Suburban Propane Partners, L.P.

The securities:

o    will have a maximum aggregate offering price of $500,000,000;

o will be offered at prices and on terms to be set forth in one or more accompanying prospectus supplements;

o may be denominated in U.S. dollars or in other currencies or currency units;


o    may be offered separately or together, or in separate series; and

o may be listed on a national securities exchange, if specified in an accompanying prospectus supplement.

                               ----------------

     Our common units are listed on the New York Stock Exchange under the symbol "SPH."

                               ----------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

     THE SECURITIES MAY BE SOLD FROM TIME TO TIME DIRECTLY, THROUGH AGENTS OR THROUGH UNDERWRITERS AND/OR DEALERS. IF ANY AGENT OF THE ISSUER OR ANY UNDERWRITER IS INVOLVED IN THE SALE OF THE SECURITIES, THE NAME OF SUCH AGENT OR UNDERWRITER AND ANY APPLICABLE COMMISSION OR DISCOUNT WILL BE SET FORTH IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT.

                               ----------------

     THIS PROSPECTUS MAY BE USED TO OFFER AND SELL SECURITIES ONLY IF ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                               ----------------

                The date of this prospectus is October 23, 2003

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR ANY UNDERWRITER, DEALER OR AGENT. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE RESPECTIVE DATES ON THE FRONT OF THOSE DOCUMENTS.

     IN THIS PROSPECTUS AND IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT, UNLESS THE CONTEXT REQUIRES OTHERWISE, REFERENCES TO "SUBURBAN," "WE," "US" AND "OUR" MEAN OUR COMPANY, ITS SUBSIDIARY OPERATING PARTNERSHIP, SUBURBAN PROPANE, L.P., AND ITS WHOLLY OWNED SUBSIDIARIES.

                               TABLE OF CONTENTS


                                                                      PAGE
About This Prospectus ..............................................     1
Where You Can Find More Information ................................     1
Incorporation of Certain Documents by Reference ....................     1
Forward-Looking Statements .........................................     2
Our Company ........................................................     2
Risk Factors .......................................................     3
Use of Proceeds ....................................................     3
Ratio of Earnings to Fixed Charges .................................     3
Description of Debt Securities .....................................     3
Description of Common Units ........................................     8
Our Partnership Agreement ..........................................    10
Tax Considerations .................................................    15
Plan of Distribution ...............................................    15
Legal Matters ......................................................    16
Experts ............................................................    16

                              ------------------

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, the SEC, utilizing a shelf registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate offering price of $500,000,000. This prospectus provides you with a general description of the securities we may offer. This prospectus does not contain all of the information set forth in the registration statement as permitted by the rules and regulations of the SEC. For additional information regarding Suburban and the offered securities, please refer to the registration statement. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. As a result, we file reports and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any information filed by us is also available on the SEC's EDGAR database at http://www.sec.gov. Our common units are listed on the New York Stock Exchange, and reports, proxy statements and other information can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

     We have filed with the SEC a registration statement on Form S-3. This prospectus, which is a part of the registration statement, omits selected information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety by reference to that exhibit.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information we later file with the SEC will automatically update and supersede this information. We are incorporating by reference in this prospectus the following documents that we have filed with the SEC:

     o    our Current Report on Form 8-K filed October 14, 2003;

     o our Annual Report on Form 10-K for the fiscal year ended September 28, 2002;

     o our Quarterly Report on Form 10-Q for the fiscal quarter ended December 28, 2002;

     o our Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003;

     o our Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2003; and

     o the description of the common units in our registration statement on Form 8-A filed on February 22, 1996.

     We also incorporate by reference all documents that we may file with the SEC pursuant to Sections 13(a), 13(b), 14 and 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering.

     You may request a copy of any of these documents, at no cost, by writing or telephoning our Investor Relations Department at the following address and telephone number:

                        Suburban Propane Partners, L.P.
                               240 Route 10 West
                           Whippany, New Jersey 07981
                         Telephone No.: (973) 887-5300

     You should rely on the information provided in this prospectus and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. We will make offers of the securities only in states where those offers are permitted. You should not assume that the information in this prospectus or any incorporated document is accurate as of any date other than the date of this prospectus or that document, as the case may be.


                          FORWARD-LOOKING STATEMENTS

     This prospectus, any prospectus supplement, and the documents incorporated by reference may include forward-looking statements within the meaning of
Section 27A of the Securities Act. All statements that do not relate strictly to historical or current facts are forward-looking statements. They use words such as "anticipate," "believe," "intend," "plan," "projection," "forecast," "strategy," "position," "continue," "estimate," "expect," "may," "will," or the negative of those terms or similar words. In particular, statements, express or implied, concerning future operating results or the ability to generate sales, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions involving future events that we may not be able to accurately predict or over which we have no control. Therefore, the future results of our company may differ materially from those expressed in these forward-looking statements. Specific factors which could cause actual results to differ from those in the forward-looking statements will be discussed in any prospectus supplement under the heading "Risk Factors." You should not put undue reliance on any forward-looking statements.

     We will not update these forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, review additional disclosures we make in our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K filed with the SEC.


                                  OUR COMPANY

     We are retail and wholesale marketers of propane and related appliances and services. We believe, based on LP/Gas Magazine dated February 2003, that we were the third largest retail marketer of propane in the United States, measured by retail gallons sold in the year 2002. During the 2002 fiscal year, we sold approximately 456.0 million gallons of propane to retail customers and an additional 95.3 million gallons at wholesale to other distributors and large industrial end-users. As of June 28, 2003, we served approximately 750,000 active residential, commercial, industrial and agricultural customers from more than 320 customer service centers in over 40 states. In addition, we own Gas Connection, Inc. (d/b/a HomeTown Hearth & Grill), which operates eleven retail stores in the northeast and northwest regions of the United States that sell and install natural gas and propane gas grills, fireplaces and related accessories and supplies. We also own Suburban @ Home, Inc., an internally developed heating, ventilation and air conditioning business that operates five locations.

     Our operations are concentrated in the east and west coast regions of the United States. Our geographic diversity lessens our exposure to weather conditions affecting operations in particular regions. We own two storage facilities: a 22 million gallon aboveground facility in Elk Grove, California and a 60 million gallon underground facility in Tirzah, South Carolina. We are supplied by nearly 70 suppliers nationwide. Together with our predecessor companies, we have been continuously engaged in the retail propane business since 1928.

     We maintain our executive offices at 240 Route 10 West, Whippany, New Jersey 07981, and our telephone number at that address is (973) 887-5300.

                                 RISK FACTORS

     Investing in our securities involves risk. The prospectus supplement applicable to each type or series of securities we offer will contain a discussion of risks applicable to an investment in Suburban and to the particular types of securities that we are offering under that prospectus supplement. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading "Risk Factors" in the applicable prospectus supplement together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.


                                USE OF PROCEEDS

     Unless we set forth other uses of proceeds in the prospectus supplement, we will use the net proceeds of the sale of the securities described in this prospectus and any prospectus supplement for general corporate purposes. These may include, among other uses, the reduction of outstanding indebtedness, working capital increases, capital expenditures or acquisitions.


                      RATIO OF EARNINGS TO FIXED CHARGES

     We have set forth below our ratio of earnings to fixed charges for each of the years in the five year period ended September 28, 2002 and the interim period presented.


                                                        YEAR ENDED
                      ------------------------------------------------------------------------------  NINE MONTHS
                                                                                                         ENDED
                       SEPTEMBER 28,  SEPTEMBER 25,   SEPTEMBER 30,   SEPTEMBER 29,   SEPTEMBER 28,    JUNE 28,
                           1998            1999            2000            2001            2002          2003
                      -------------- --------------- --------------- --------------- --------------- ------------
Ratio of earnings to
 fixed charges(1) ...       1.99x          1.58x           1.79x           2.13x           2.23x          3.06x

----------
(1) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs and that portion of rental expenses on operating leases that management considers to be a reasonable approximation of interest.

                        DESCRIPTION OF DEBT SECURITIES

     The following description sets forth some general terms and provisions of the debt securities we may offer, but is not complete. The particular terms of the debt securities offered, and the extent to which the general provisions may or may not apply to the debt securities so offered, will be described in the prospectus supplement relating to the particular debt securities. For a more detailed description of the terms of the debt securities, please refer to the indenture, as supplemented by the applicable supplemental indenture or authorizing resolution, as the case may be, relating to the issuance of the particular debt securities.

     Any senior debt securities will be issued under a senior indenture to be entered into between us and the trustee named in the senior indenture. Any subordinated debt securities will be issued under a subordinated indenture to be entered into between us and the trustee named in the subordinated indenture. As used in this registration statement, the term "indentures" refers to both the senior indenture and the subordinated indenture. The indentures will be qualified under the Trust Indenture Act of 1939, as amended. As used in this registration statement, the term "debt trustee" refers to either the senior trustee or the subordinated trustee, as applicable.

     The following summarizes some material provisions of the senior debt securities, the subordinated debt securities and the indentures, and is qualified in its entirety by reference to all the provisions of the indenture and any applicable supplemental indenture or authorizing resolution, as the case may be, relating to a particular series of debt securities, including the definitions therein of some terms. Except as otherwise indicated, the terms of any senior indenture and subordinated indenture will be identical.

GENERAL


     If applicable, each prospectus supplement and the applicable supplemental indenture or authorizing resolution, as the case may be, will describe the following terms relating to a series of debt securities:

     o    the title of the debt securities;

     o whether the debt securities are senior debt securities or subordinated debt securities and, if subordinated, the terms of subordination;

     o    any limit on the amount of debt securities that may be issued;

     o whether any of the debt securities will be issuable, in whole or in part, in temporary or permanent global form or in the form of book-entry securities;

     o    the maturity dates of the debt securities;

     o the annual interest rates (which may be fixed or variable) or the method for determining the rates and the dates interest will begin to accrue on the debt securities, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining the dates;

     o the places where payments with respect to the debt securities shall be payable;

     o our right, if any, to defer payment of interest on the debt securities and the maximum length of any deferral period;

     o the date, if any, after which, and the prices at which, the series of debt securities may, pursuant to any optional redemption provisions, be redeemed at our option and other related terms and provisions;

     o the dates, if any, on which, and the prices at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder's option to purchase, the series of debt securities and other related terms and provisions;

     o the denominations in which the series of debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

     o any mandatory or optional sinking fund or similar provisions with respect to the debt securities;

     o the currency or currency units of payment of the principal of, premium, if any, and interest on the debt securities;

     o any index used to determine the amount of payments of the principal of, premium, if any, and interest on the debt securities and the manner in which the amounts shall be determined;

     o the terms pursuant to which the debt securities are subject to defeasance; and

     o any other terms (which terms may be inconsistent with the applicable indenture but shall not violate the Trust Indenture Act) of the debt securities.

     Under the indentures, we will have the ability, in addition to the ability to issue debt securities with terms different from those of debt securities previously issued, to reopen a previous issue of a series without the consent of the holders of debt securities and issue additional debt securities of that series, unless the reopening was restricted when the series was created, in an aggregate principal amount determined by us.

CONVERSION OR EXCHANGE RIGHTS

     The terms, if any, on which a series of debt securities may be convertible into or exchangeable for common units or other of our securities will be detailed in the prospectus supplement and the supplemental indenture or authorizing resolution, as the case may be, relating thereto. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of common units or other of our securities to be received by the holders of the series of debt securities would be subject to adjustment.

CONSOLIDATION, MERGER OR SALE

     Unless otherwise noted in a prospectus supplement and the applicable supplemental indenture or authorizing resolution, as the case may be, the indentures will not contain any covenant which restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor or acquirer of the assets must assume all of our obligations under the indentures or the debt securities, as appropriate.

EVENTS OF DEFAULT UNDER THE INDENTURES

     Unless otherwise noted in a prospectus supplement and the applicable supplemental indenture or authorizing resolution, as the case may be, the following will be events of default under the indentures with respect to any series of debt securities issued:

     o failure to pay interest on the debt securities when due and the failure continues for 30 days and the time for payment has not been extended or deferred;

     o failure to pay the principal or premium of the debt securities, if any, when due;

     o failure to deposit any sinking fund payment, when due, for any debt security and, in the case of the subordinated indenture, whether or not the deposit is prohibited by the subordination provisions;

     o failure to observe or perform any other covenant contained in the debt securities or the indentures other than a covenant specifically relating to another series of debt securities, and the failure continues for 60 days after we receive notice from the debt trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series;

     o if the debt securities are convertible into common units or other of our securities, failure by us to deliver common units or other securities when the holder or holders of the debt securities elect to convert the debt securities into common units or other of our securities; and

     o certain events of bankruptcy, insolvency or reorganization with respect to us.

     The supplemental indenture or authorizing resolution, as the case may be, or the form of note for a particular series of debt securities may include additional events of default or changes to the events of default described above. For any additional or different events of default applicable to a particular series of debt securities, see the prospectus supplement relating to the series.

     If an event of default with respect to debt securities of any series occurs and is continuing, the debt trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice in writing to us (and to the debt trustee if notice is given by the holders), may declare the unpaid principal, premium, if any, and accrued interest, if any, due and payable immediately.

     The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest on the debt securities. Any waiver shall cure the default or event of default.

     Subject to the terms of the indentures, as supplemented by any applicable supplemental indenture or authorizing resolution, if an event of default under an indenture shall occur and be continuing, the debt trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the applicable series of debt securities, unless the holders have offered the debt trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debt trustee, or exercising any trust or power conferred on the debt trustee, with respect to the debt securities of that series, provided that:

     o    it is not in conflict with any law or the applicable indenture;

     o the debt trustee may take any other action deemed proper by it which is not inconsistent with the direction; and

     o subject to its duties under the Trust Indenture Act of 1939, the debt trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

     A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies, if:

     o the holder has given written notice to the debt trustee of a continuing event of default with respect to that series;

     o the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and the holders have offered reasonable indemnity to the debt trustee to institute proceedings; and

     o the debt trustee does not institute a proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other, conflicting directions within 60 days after the notice, request and offer.

     These limitations will not apply to a suit instituted by a holder of debt securities if we default in the payment of principal, premium, if any, or interest on the debt securities.

     We will periodically file statements with the debt trustee regarding our compliance with certain of the covenants in the indentures.

MODIFICATION OF INDENTURE; WAIVER

     We and the debt trustee may change an indenture without the consent of any holders with respect to specific matters, including:

     o    to fix any ambiguity, defect or inconsistency in an indenture;

     o to change anything that does not materially adversely affect the interests of any holder of debt securities of any series;

     o to provide for the assumption by a successor person or the acquirer of all or substantially all of our assets of our obligations under such indenture;

     o    to evidence and provide for successor debt trustees;

     o to add, change or eliminate any provision affecting only debt securities not yet issued; and

     o to comply with any requirement of the SEC in connection with qualification of an indenture under the Trust Indenture Act of 1939.

     In addition, unless otherwise noted in a prospectus supplement and the applicable supplemental indenture or authorizing resolution, as the case may be, under the indentures, the rights of holders of a series of debt securities may be changed by us and the debt trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, unless otherwise noted in a prospectus supplement and the applicable supplemental indenture or authorizing resolution, as the case may be, the following changes may only be made with the consent of each holder of any outstanding debt securities affected:

     o    extend the fixed maturity of any debt security of the series;

     o reduce the principal amount or reduce the rate of, or extend the time of payment of, interest, or any premium payable upon the redemption of any debt securities;

     o change any obligation of ours to pay additional amounts with respect to the debt securities;

     o reduce the amount of principal of any debt security payable upon acceleration of the maturity thereof;

     o change the currency in which any debt security or any premium or interest is payable;

     o impair the right to enforce any payment on or with respect to any debt security;

     o adversely change the right to convert or exchange, including decreasing the conversion rate or increasing the conversion price of, the debt security (if applicable);

     o reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the applicable indenture or for waiver of compliance with certain provisions of the applicable indenture or for waiver of certain defaults; or

     o    modify any of the above provisions.


FORM, EXCHANGE AND TRANSFER

     The debt securities of each series will be issuable only in fully registered form without coupons and, unless otherwise specified in the applicable prospectus supplement and the supplemental indenture or authorizing resolution, as the case may be, in denominations of $1,000 and any integral multiple thereof. The indentures will provide that debt securities of a series may be issuable in temporary or permanent global form and may be issued as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depositary named by us and identified in a prospectus supplement with respect to the series.

     At the option of the holder, subject to the terms of the indentures, as supplemented by applicable supplemental indentures or authorizing resolutions, as the case may be, and the limitations applicable to global securities described in the applicable prospectus supplement, debt securities of any series will be exchangeable for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

     Subject to the terms of the indentures, as supplemented by applicable supplemental indentures or authorizing resolutions, as the case may be, and the limitations applicable to global securities detailed in the applicable prospectus supplement, debt securities may be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar) at the office of the security registrar or at the office of any transfer agent designated by us for that purpose. Unless otherwise provided in the debt securities to be transferred or exchanged, no service charge will be made for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges. The security registrar and any transfer agent (in addition to the security registrar) initially designated by us for any debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.


INFORMATION CONCERNING THE DEBT TRUSTEE

     The debt trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only the duties specifically detailed in the indentures and, upon an event of default under an indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debt trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses, and liabilities that it might incur. The debt trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.


PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable prospectus supplement and the supplemental indenture or authorizing resolution, as the case may be, payment of the interest on any debt securities on any interest payment date will be made to the person in whose name the debt securities (or one or more predecessor securities) are registered at the close of business on the regular record date for the payment of interest.

     Principal of and any premium and interest on the debt securities of a particular series will be payable at the office of the paying agents designated by us, except that unless otherwise indicated in the applicable prospectus supplement and the supplemental indenture or authorizing resolution, as the case may be, interest payments may be made by check mailed to the holder. Unless otherwise indicated in the prospectus supplement, the corporate trust office of the debt trustee will be designated as our sole paying agent for payments with respect to debt securities of each series. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

     All moneys paid by us to a paying agent or the debt trustee for the payment of the principal of or any premium or interest on any debt securities which remains unclaimed at the end of two years after the principal, premium, or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.


GOVERNING LAW

     The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York, but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.


                          DESCRIPTION OF COMMON UNITS


GENERAL

     The common units represent limited partner interests that entitle the holders to participate in distributions and exercise the rights and privileges available to limited partners under our partnership agreement.


NUMBER OF UNITS

     As of September 30, 2003, we had 27,256,162 common units outstanding. Suburban Energy Services Group LLC, our general partner, owns a combined 1.71% general partner interest in us and our operating partnership.

     Under our partnership agreement we may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by our Board of Supervisors in its sole discretion, including securities that may have special voting rights to which holders of common units are not entitled.


LISTING

     Our common units are listed on the New York Stock Exchange under the symbol "SPH."

VOTING

     Each outstanding common unit is entitled to one vote. However, if at any time, any person or group, including our general partner and its affiliates, owns beneficially more than 20% of all common units, any common units owned by that person or group in excess of 20% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. We hold a meeting of the limited partners every three years to elect our Board of Supervisors and to vote on any other matters that are properly brought before the meeting.

CASH DISTRIBUTIONS

     Our partnership agreement requires us to distribute all of our "available cash" to our unitholders and our general partner within 45 days following the end of each fiscal quarter based on the priorities described below. "Available cash" generally means, with respect to any fiscal quarter, all of our cash on hand at the end of that quarter, less reserves necessary or appropriate, in the discretion of our Board of Supervisors, to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners.

     Distributions of available cash may be made either from "operating surplus" or from "capital surplus."

     "Operating surplus" generally means (A) our cash balance on the date we commenced operations, plus $40 million, plus all cash receipts from our operations, including working capital borrowings but excluding cash receipts from interim capital transactions (as defined below), minus (B) all of our operating expenses, debt service payments, including reserves, but not including payments required in connection with the sale of assets or any refinancing with the proceeds of new indebtedness or an equity offering, maintenance capital expenditures and reserves established for our future operations, in each case, since we commenced operations. "Interim capital transactions" generally include borrowings and sales of debt securities, other than for working capital purposes, sales of equity interests and sales or other dispositions of assets, other than inventory, accounts receivable and other current assets in the ordinary course of business.

     All available cash distributed will be treated as distributed from operating surplus until the sum of all available cash distributed since we commenced operations equals operating surplus as of the end of the quarter prior to that distribution. Therefore, capital surplus generally means any amounts of available cash that we distribute after distributing our available cash from operating surplus. Historically, we have not made any distributions of available cash from capital surplus and do not expect to do so in the foreseeable future.

     Available cash from operating surplus with respect to any quarter is distributed as follows:

     o first, 98.29% to common unitholders, pro rata, and 1.71% to the general partner, until all common unitholders have received the minimum quarterly distribution of $0.50 per unit, and an amount equal to the excess of the target distribution of $0.55 per unit over the minimum quarterly distribution; and

     o thereafter, 84.98% to all common unitholders, pro rata, 13.31% to the general partner pursuant to its incentive distribution rights and 1.71% to the general partner in respect of its general partnership interest;

provided, however, that in the event we do not pay such minimum quarterly distribution, then we will not be required to pay any arrearages in respect of such distribution period.

     The target distributions discussed in the first bullet above will be proportionately adjusted in the event of any combination or subdivision of common units. In addition, if a distribution is made of available cash constituting cash from interim capital transactions, the target distributions will also be adjusted proportionately downward to equal the product resulting from multiplying each of them by a fraction, of which the numerator shall be the unrecovered capital immediately after giving effect to such distribution and the denominator shall be the unrecovered capital immediately before such distribution. For these purposes, "unrecovered capital" means the amount by which $20.50 exceeds the aggregate per unit distributions of cash from interim capital transactions on the common units. If and when the unrecovered capital is zero, the target distributions each will have been reduced to zero.

     The target distributions may also be adjusted if legislation is enacted that causes us to become taxable as a corporation or to be treated as an association taxable as a corporation for federal income tax purposes. In that event, the target distributions for each quarter after this event would be reduced to an amount equal to the product of each of the target distributions multiplied by one minus the sum of:

     (1) the maximum marginal federal corporate income tax rate, plus

     (2) the effective overall state and local income tax rate applicable to us for the taxable year in which the quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local taxes).

     Our general partner currently owns all incentive distribution rights, but has the right to transfer them freely. Incentive distribution rights are non-voting limited partner interests that confer upon the holder the right to receive certain cash distributions as described above. Our Board of Supervisors, with the approval of a majority of the elected supervisors, has the option, exercisable beginning in May 2004, to cause all the incentive distribution rights to be converted into a number of common units having a value equal to the fair market value of the incentive distribution rights.


TRANSFER RESTRICTIONS

     Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on our books, we will treat the record holder as the absolute owner for all purposes. Transfers of common units will not be recorded by the transfer agent or recognized by us until the transferee executes and delivers a transfer application. A purchaser or transferee of common units who does not execute and deliver a transfer application will not receive cash distributions, unless the common units are held in nominee or "street" name and the nominee or broker has executed and delivered a transfer application with respect to the common units, and may not receive federal income tax information and reports furnished to record holders of common units. Our Board of Supervisors has the discretion to withhold its consent to accepting any such purchaser or transferee of our common units as a substitute limited partner. If the consent is withheld, the purchaser or transferee of the common units will be an assignee and will have an interest equivalent to that of a limited partner with respect to allocations and distributions, including liquidation distributions. In addition, the general partner will vote such common units at the direction of the assignee who is the record holder of the common units.


TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar for the common units is Equiserve Trust Company, N.A. Their address is P.O. Box 43069, Providence, Rhode Island 02940.


                           OUR PARTNERSHIP AGREEMENT

ORGANIZATION

     We are a Delaware limited partnership. Our general partner is Suburban Energy Services Group LLC, an entity owned by approximately 40 of our executives and other key employees.


BOARD OF SUPERVISORS

     Generally, our business is managed by, or under the direction of, our Board of Supervisors. The Board of Supervisors is comprised of five persons, of whom two are appointed by our general partner in its sole discretion and three are elected by the holders of a plurality of the outstanding common units present and voting, in person or by proxy, at the meeting of unitholders held every three years, which we refer to as the tri-annual meeting. A majority of the supervisors in office constitutes a quorum and a majority of a quorum is needed to adopt a resolution or take any other action. Each member of the Board of Supervisors serves for a term of three years. An elected supervisor may not be an employee, officer, director or affiliate of our general partner.

     The Board of Supervisors nominates individuals to stand for election as elected supervisors at a tri-annual meeting of our limited partners. In addition, any limited partner or group of limited partners that holds beneficially 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected supervisors at the tri-annual meeting by providing written notice to the Board of Supervisors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the tri-annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to the Board of Supervisors not later than ten days following the public announcement of the meeting date. The notice must set forth:

     o the name and address of the limited partner or limited partners making the nomination or nominations;

     o the number of common units beneficially owned by the limited partner or limited partners;

     o the information regarding the nominee(s) proposed by the limited partner or limited partners as required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the SEC;

     o the written consent of the nominee(s) to serve as a member of the Board of Supervisors if so elected; and

     o    a certification that the nominee(s) qualify as elected supervisors.

     The general partner may remove an appointed supervisor with or without cause at any time. "Cause" generally means a court's finding a person liable for actual fraud, gross negligence or willful or wanton misconduct in his or her capacity as a supervisor. Any and all of the elected supervisors may be removed at any time with cause by the affirmative vote of a majority of the elected supervisors and with or without cause, at a properly called meeting of the limited partners by the affirmative vote of the holders of a majority of the outstanding common units. If any appointed supervisor is removed, resigns or is otherwise unable to serve as a supervisor, the general partner may fill the vacancy. If any elected supervisor is removed, resigns or is otherwise unable to serve as a supervisor, the vacancy may be filled by a majority of the elected supervisors then serving (or, if no elected supervisors are then serving, by a majority of the supervisors then serving).


OFFICERS

     The Board of Supervisors has the authority to appoint our officers. The Board of Supervisors may also designate one of its members as its chairman and/or vice chairman, who is automatically deemed an officer. Our officers include a president, one or more vice presidents, a treasurer and a secretary, and may include one or more assistant secretaries and assistant treasurers and other officers. Each of our officers has basic authority by virtue of being appointed an officer and may be further authorized from time to time by the Board of Supervisors to take any additional action that the Board of Supervisors delegates to that officer. The general partner has agreed to take any and all action necessary and appropriate to give effect to any duly authorized actions of the Board of Supervisors or any officer, including executing or filing any agreements, instruments or certificates.


MEETINGS; VOTING

     Common unitholders are entitled to vote at all meetings of limited partners and to act with respect to all matters as to which their approval may be solicited. Each common unit is entitled to one vote. With respect to voting rights attributable to common units that are owned by an assignee who is a record holder but who has not yet been admitted as a limited partner, the general partner is deemed to be the limited partner with respect to that assignee and, in exercising the voting rights in respect of those common units on any matter, must vote those common units at the written direction of the record holder. Absent direction from the record holders, those common units will not be voted, except that, in the case of common units held by the general partner on behalf of non-citizen assignees, the general partner must allocate the votes in respect of those common units in the same ratios as the votes of limited partners in respect of other common units are cast. Every three years, there is a meeting of the limited partners to elect the elected members of the Board of Supervisors. In addition, a special meeting of limited partners may be called by the Board of Supervisors or by limited partners owning in the aggregate at least 20% of the outstanding common units. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or, if authorized by the Board of Supervisors, without a meeting if consents in writing setting forth the action so taken are signed by holders of the number of limited partner interests as would be necessary to authorize or take the action at a meeting of the limited partners. Limited partners may vote either in person or by proxy at meetings.

     The holders of a majority of the outstanding common units represented in person or by proxy will constitute a quorum at a meeting of common unitholders, unless any action by the common unitholders requires approval by holders of a greater percentage of common units, in which case the quorum shall be the greater required percentage. In the case of elections for elected supervisors, any person and its affiliates, including the general partner, that own more than 20% of the total common units then outstanding may vote not more than 20% of the total units then outstanding in the election. Additional limited partner interests having special voting rights could be issued by us in the future. Our partnership agreement provides that common units held in nominee or street name account will be voted by the broker or other nominee pursuant to the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units, whether or not the record holder has been admitted as a limited partner, under the terms of the partnership agreement will be delivered to the record holder.

NON-CITIZEN ASSIGNEES; REDEMPTION

     If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our Board of Supervisors, create a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship, residency or other related status of any limited partner or assignee, we may redeem the common units held by that limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, the Board of Supervisors may require each limited partner or assignee to furnish information about his nationality, citizenship, residency or related status. If a limited partner or assignee fails to furnish information about nationality, citizenship, residency or other related status within 30 days after a request for that information, that limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his common units and may not receive distributions in kind upon liquidation.

TRANSFER OF GENERAL PARTNER INTERESTS AND INCENTIVE DISTRIBUTION RIGHTS

     Our general partner may not transfer all or any part of its aggregate general partner interest in us or in our operating partnership to another person prior to September 30, 2006, without the approval of the holders of at least a majority of the outstanding common units. However, the general partner may, without the approval of the holders of the common units, transfer all of its general partner interest in us or in our operating partnership to (1) an affiliate of the general partner or (2) another person in connection with the merger or consolidation of the general partner with or into another person or the transfer by the general partner of all or substantially all of its assets to another person. In each case, any transferee must assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement, furnish an opinion of counsel acceptable to the Board of Supervisors, agree to acquire all, or the appropriate portion, as applicable, of the general partner's interests in our operating partnership and agree to be bound by the provisions of the partnership agreement for the operating partnership.

     The general partner has the right at any time to transfer its incentive distribution rights to one or more persons, as an assignment of these rights or as a special limited partner interest, subject only to any reasonable restrictions on transfer and requirements for registering the transfer of the rights as may be adopted by the Board of Supervisors. However, no restrictions or requirements that adversely affect the holders of the incentive distribution rights in any material respect may be adopted without the approval of the holders of at least a majority of the incentive distribution rights. At any time, the owners of interests in the general partner may sell or transfer all or part of their interests in the general partner to an affiliate or a third party without the approval of the common unitholders.


WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNER

     Our general partner has agreed not to withdraw voluntarily as general partner prior to September 30, 2006, with limited exceptions described below, without obtaining the approval of the holders of at least a majority of the outstanding common units and furnishing an opinion of counsel. On or after September 30, 2006, our general partner may withdraw without first obtaining approval from any common unitholder by giving 90 days' written notice. In any event, our general partner may withdraw without common unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner, in limited instances, to sell or otherwise transfer all of its general partner interests without the approval of the common unitholders. For details regarding the transfer of the general partner's interest, see "Transfer of General Partner Interests and Incentive Distribution Rights," above.

     Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest, the holders of at least a majority of the outstanding common units may select a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after the withdrawal the holders of at least a majority of the outstanding common units agree in writing to continue our business and to the appointment of a successor general partner.

     Our general partner may not be removed unless the removal is approved by the vote of the holders of at least a majority of the outstanding common units and we receive an opinion of counsel. Any removal is also subject to the approval of a successor general partner by the vote of the holders of at least a majority of the outstanding common units. The partnership agreement also provides that if our general partner is removed without cause and units held by the general partner and its affiliates are not voted in favor of the removal, the general partner will have the right to convert its general partner interests and all of its incentive distribution rights into common units or to receive cash in exchange for those interests. Withdrawal or removal of our general partner also constitutes its withdrawal or removal, as the case may be, as the general partner of our operating partnership. In the event of withdrawal of our general partner that violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner and all of its incentive distribution rights for a cash payment equal to the fair market value of those interests.

     Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and the incentive distribution rights for their fair market value. In each case, fair market value will be determined by agreement between the departing general partner and the successor general partner, or, if no agreement is reached, by an independent investment banking firm or other independent experts selected by the departing general partner and the successor general partner, or if no expert can be agreed upon, by an expert chosen by agreement of the experts selected by each of them. In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including all employee-related liabilities, including severance liabilities, incurred in connection with the termination of any employees employed by the departing general partner for our benefit.

     If the above-described option is not exercised by either the departing general partner or the successor general partner, as applicable, the departing general partner will have the right to convert its general partner interests in us and our operating partnership, as well as its incentive distribution rights, into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph or to receive cash in exchange for those interests. Any successor general partner will be deemed to have irrevocably delegated to the Board of Supervisors the authority to manage, or direct the management of, our affairs to the same extent as the departing general partner.

AMENDMENT OF PARTNERSHIP AGREEMENT

     Amendments to the partnership agreement may be proposed only by or with the consent of the Board of Supervisors. In order to adopt a proposed amendment, we are, in general, required to seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of the common unit-holders to consider and vote upon the proposed amendment. However, there are some exceptions to this general rule. First, there are some types of amendments that are prohibited by the partnership agreement. Second, there are some types of amendments that can be made by our Board of Supervisors without approval by the common unit-holders. Generally, the types of amendments that can be made without unitholder approval are those that will not adversely affect the limited partners in any material respect.

LIMITED CALL RIGHT

     If at any time less than 20% of the then-issued and outstanding limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of that class held by those unaffiliated persons as of a record date to be selected by the general partner on at least 10 but not more than 60 days' prior notice. The purchase price for a purchase of this kind will be the greater of:

     o the highest price paid by the general partner or any of its affiliates for any limited partner interests of that class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase such limited partner interests, and

     o the current market price as of the date three days prior to the date the notice is mailed.

     As a consequence of the general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his or her limited partner interests purchased even though he or she does not desire to sell them, or the price paid may be less than the amount the holder would desire to receive upon the sale of those limited partner interests. The tax consequences to a common unitholder of the exercise of this call right are the same as those applicable to a sale in the open market.

REGISTRATION RIGHTS

     Pursuant to the terms of the partnership agreement, we have agreed, subject to some limitations, to register for resale under the Securities Act of 1933 and applicable state securities laws any of our common units or other securities proposed to be sold by our general partner or any of its affiliates if an exemption from the registration requirements of those laws is not otherwise available for the proposed sale. We have agreed to bear all expenses incidental to that registration and sale, excluding underwriting discounts and commissions.

                              TAX CONSIDERATIONS

     The prospectus supplement applicable to each type or series of securities we offer will contain a description of the material tax considerations that may be relevant to prospective security holders. Prior to making a decision about investing in our securities, you should carefully consider the description under the heading "Tax Considerations" in the applicable prospectus supplement, together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

                             PLAN OF DISTRIBUTION

     We may sell the securities:

     o    through underwriters or dealers;

     o    through agents;

     o    directly to purchasers; or

     o    through a combination of any such methods of sale.

     Any underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The prospectus supplement relating to any offering of securities will set forth its offering terms, including the name or names of any underwriters, the purchase price of the securities and the proceeds to us from such sale, any underwriting discounts, commissions and other items constituting underwriters' compensation, any initial public offering price, and any underwriting discounts, commissions and other items allowed or reallowed or paid to dealers, and any securities exchanges on which the securities may be listed. Only underwriters so named in the prospectus supplement are deemed to be underwriters in connection with the corresponding securities offered hereby.

     If underwriters are used in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the offered securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to the agent will be set forth, in the accompanying prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.


     If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase securities from us at the public offering price set forth in the accompanying prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to any conditions set forth in the accompanying prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of these contracts. The underwriters and other persons soliciting these contracts will have no responsibility for the validity or performance of any such contracts.

     Securities offered may be a new issue of securities with no established trading market. Any underwriters to whom or agents through whom these securities are sold by us for public offering and sale may make a market in these securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading market for any such securities.

     Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act or to contribution by us to payments they may be required to make in respect thereof.


     Certain of the underwriters, agents or dealers and their associates may be customers of, or engage in transactions with and perform services for us in the ordinary course of business.


                                 LEGAL MATTERS


     Certain legal matters in connection with the validity of our securities will be passed upon for us by Cahill Gordon & Reindel LLP, New York, New York.


                                    EXPERTS


     The financial statements of Suburban Propane Partners, L.P. incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended September 28, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements of Suburban Energy Services Group LLC incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended September 28, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the dates on their respective covers.

                      -----------------------------------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                                  Page
                                                 -----
Prospectus Supplement Summary ................     S-1
Risk Factors .................................    S-10
Use of Proceeds ..............................    S-19
Price Range of Common Units and Cash
   Distributions .............................    S-20
Capitalization ...............................    S-21
Suburban Selected Financial and Other
   Data ......................................    S-22
Agway Energy Selected Financial and
   Other Data ................................    S-24
Unaudited Pro Forma Condensed
   Combined Financial Statements .............    S-26
Business .....................................    S-31
The Acquisition ..............................    S-37
Management ...................................    S-42
Description of Certain Indebtedness ..........    S-44
Tax Considerations ...........................    S-46
Investment in Common Units by
   Employee Benefit Plans ....................    S-60
Underwriting .................................    S-62
Legal Opinions ...............................    S-63
Experts ......................................    S-63
Forward-Looking Statements ...................    S-64

              Prospectus

About This Prospectus ........................    1
Where You Can Find More Information ..........    1
Incorporation of Certain Documents By
   Reference .................................    1
Forward-Looking Statements ...................    2
Our Company ..................................    2
Risk Factors .................................    3
Use of Proceeds ..............................    3
Ratio of Earnings to Fixed Charges ...........    3
Description of Debt Securities ...............    3
Description of Common Units ..................    8
Our Partnership Agreement ....................   10
Tax Considerations ...........................   15
Plan of Distribution .........................   15
Legal Matters ................................   16
Experts ......................................   16


                             2,600,000 Common Units


                              Representing Limited
                                Partner Interests


                                SUBURBAN PROPANE
                                 PARTNERS, L.P.






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                        [SUBURBAN PROPANE LOGO OMITTED]

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                              GOLDMAN, SACHS & CO.
                              WACHOVIA SECURITIES
                                 RAYMOND JAMES

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